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03045583

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp

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FILE NO. 82- 5718 FISCAL YEAR 3-31-03

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TOYOTA

TOYOTA INDUSTRIES CORPORATION

File No. 82-5112

Exhibit 1

ARIS
3-31-03


TOYOTA

ANNUAL REPORT 2003

Year ended March 31, 2003

Profile

What is now Toyota Industries Corporation was founded in 1926 as Toyoda Automatic Loom Works, Ltd. by the renowned Japanese inventor Sakichi Toyoda to manufacture automatic looms. The enterprise proceeded over the years to diversify into such fields as automobiles, forklift trucks and electronics. In line with its strategy of globalization, Toyota Industries now has production facilities in Europe, North America and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and other materials handling equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics, logistics solutions and other businesses. Each of these segments already has or is building a secure footing in its particular fields. The Car Air-Conditioning Compressor and Materials Handling Equipment businesses currently make up the mainstays of Toyota Industries' operations, while the Electronics Business is well positioned to develop into the core of its future operations. The Company has also entered into the Logistics Solutions Business, which along with the Electronics Business we believe has good long-term growth potential.

Developing technological and market synergies among our various businesses to produce added value, we aim to achieve a conglomerate premium so that the worth of Toyota Industries as a whole adds up to more than the sum of its parts.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro—the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.


TOYOTA
ANNUAL REPORT
2003
(Back) *(Front)*

The covers of this annual report show two products from our Materials Handling Equipment Segment, which is one of our primary segments and epitomizes our global presence. The front cover shows the GENEO-E (7FBE outside Japan) manufactured by TOYOTA Material Handling Company, while the back cover features BT Industries AB's BT REFLEX AC.

The GENEO-E (7FBE) is a three-wheel electric counterbalanced forklift truck marketed in 2003. It has the power and operability of a four-wheel counterbalanced forklift truck yet possesses the mobility of a reach truck. The color of the GENEO-E (7FBE) is green in Japan and orange outside Japan.

The BT REFLEX AC is designed for intensive stacking and horizontal transporting. Ergonomic design and excellent performance have been combined into a superbly productive line of trucks.

Contents



Financial Highlights

Toyota Industries Corporation
Years ended March 31, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2003	2002	% change	**2003**
For The Year				
Net sales	**¥1,069,219**	¥ 980,163	9.1 %	**$ 8,895,333**
Operating income	**52,478**	46,330	13.3	**436,589**
Ordinary income	**51,375**	47,866	7.3	**427,413**
Income before income taxes	**43,670**	47,866	(8.8)	**363,311**
Net income	**21,934**	27,311	(19.7)	**182,479**
Depreciation and amortization	**59,154**	55,174	7.2	**492,130**
Capital expenditures	**87,559**	88,320	(0.9)	**728,444**
Research and development expenses	**29,705**	29,985	(0.9)	**247,130**
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**70.19**	87.28	(19.6)	**0.58**
Net income — diluted	**62.90**	78.26	(19.6)	**0.52**
Cash dividends	**22.00**	19.00	15.8	**0.18**
At Year-End				
Total assets	**¥1,650,391**	¥1,770,401	(6.8)%	**$13,730,374**
Shareholders' equity	**738,868**	878,812	(15.9)	**6,146,988**
Number of employees	**25,030**	23,056	8.6	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120.20 = US$1, the approximate exchange rate on March 31, 2003.

Net Sales


(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 99 00 01 02 03

Net Income


(¥ Billion)
30
20
10
0
FY 99 00 01 02 03

Total Assets


(¥ Billion)
2,000
1,500
1,000
500
0
FY 99 00 01 02 03

Shareholders' Equity


(¥ Billion)
1,000
800
600
400
200
0
FY 99 00 01 02 03

Note: Hereafter, the fiscal year ended March 31, 2003 is referred to as fiscal 2003 and other fiscal years are referred to in a corresponding manner.

Dear Shareholders:

Gratifying Performance Despite Adverse Environment

For the fiscal year ended March 31, 2003 ("fiscal 2003"), Toyota Industries posted consolidated net sales of ¥1,069.2 billion (US$8,895.3 million), up 9.1% over fiscal 2002, which marked a record high for a fourth consecutive year. Consolidated operating income increased 13.3% to ¥52.5 billion (US$436.6 million). Consolidated ordinary income totaled ¥51.4 billion (US$427.4 million), up 7.3%. Both these figures were record highs. Consolidated net income, however, decreased 19.7% to ¥21.9 billion (US$182.5 million). This was because we posted extraordinary losses in fiscal 2003 that arose from a loss on disposal of property, plant and equipment as a result of the relocation of a foundry plant, as well as a downward re-evaluation of investment securities.

Our results were all the more remarkable given the adverse business environment prevailing in the fiscal year. The growth of the Japanese economy was anemic, with further signs of deflation, and the government restricted in its policy options due to its huge fiscal deficit. A poor stock market performance, stagnant consumer spending and weak capital investment all culminated in economic stagnation. The growth rate of the U.S. economy slackened, and the European economy continued to decelerate. Though ended quickly, the war with Iraq led by the United States and the United Kingdom cast a dark shadow over the world economy. Toward the end of the fiscal year, the SARS (Severe Acute Respiratory Syndrome) epidemic had serious effects on the Asian economy, notably on China and Hong Kong.

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120.20=US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2003.



Akira Yokoi
Chairman

Tadashi Ishikawa
President

All Segments in Good Shape

Toyota Industries' business segments all increased their net sales over fiscal 2002. Operating incomes also increased except for the Others Segment.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

Net sales totaled ¥595.5 billion (US$4,953.9 million), up 5.7% over fiscal 2002 and accounting for 55.7% of total net sales. The increase was due mainly to a rise in sales of car air-conditioning compressors. Operating income was ¥30.1 billion (US$250.5 million), up 4.0% over the prior fiscal year.

Materials Handling Equipment Segment

Net sales totaled ¥373.0 billion (US$3,103.2 million), an increase of 5.7% over fiscal 2002. This increase was due mainly to the consolidation of the financial results of TOYOTA Material Handling Company's ("TMHC's") overseas sales subsidiaries, which we acquired during fiscal 2002, for the full year. Operating income was ¥16.2 billion (US$134.6 million), up 21.0% over the prior fiscal year.

Textile Machinery Segment

Net sales totaled ¥48.7 billion (US$405.5 million), an increase of 58.7% over fiscal 2002, due mainly to a substantial increase in sales of air-jet looms, one of this segment's primary products, to China. Operating income was ¥2.3 billion (US$19.2 million), a big turnaround from an operating loss of ¥0.4 billion (US$3.2 million) in the previous fiscal year.

Others Segment

Net sales totaled ¥52.0 billion (US$432.7 million), up 58.5% over fiscal 2002, due largely to the consolidation of the Taikoh Transportation Group. Operating income was ¥3.9 billion (US$32.5 million), a decrease of 12.7% from the prior fiscal year, due primarily to an increase in depreciation that accompanied TIBC Corporation's capital investment.

Achievements in Fiscal 2003

Capital and Business Collaboration

In May 2002, following the conclusion of a comprehensive agreement on capital and business collaboration between Toyota Industries and Aichi Corporation ("Aichi"), Toyota Industries acquired 34% of Aichi's outstanding shares. We also obtained a warrant that would raise our holding to 51%. In May 2003, we exercised the warrant, incorporating Aichi into our network of subsidiaries. Aichi is a leading manufacturer of special-purpose vehicles, with its truck mount aerial work platforms and self-propelled aerial work platforms boasting a market share of approximately 70% in Japan. In April 2003, Aichi unveiled a medium-term plan that aims to achieve consolidated net sales of ¥40.5 billion and consolidated ordinary income of ¥3.0 billion for the fiscal year ending March 2006. In order to turn its business performance around, Aichi is reforming the revenue structure of its special-purpose vehicle business, improving the profitability of its after-sales service business for truck mount aerial work platforms and self-propelled aerial work platforms. Aichi also aims to expand into the North American market and further enhance its presence in the Chinese market. Toyota Industries intends to provide Aichi with support in the areas of production technology, production control know-how and personnel.

Making Inroads into the Logistics Solutions Business

Recognizing its growth potential, Toyota Industries entered into the Logistics Solutions Business in fiscal 2003, responding to increasing market needs for streamlined logistics operations in Japan. This is an area in which we can take advantage of our longstanding experience in production and sales of materials handling equipment such as forklift trucks and automated storage and retrieval systems, as well as our production know-how as demonstrated in the Toyota Production System.

As part of that move, in March 2002 Toyota Industries established Advanced Logistics Solutions Co., Ltd. (called "ALSO"), a 100% subsidiary that plans overall logistics operations (including distribution) and operates distribution centers. ALSO aims to play an important role in our Logistics Solutions Business.

We also began other collaboration in this field through investment (indirect investment through ALSO with 60% equity) in Teion Shokuhin Ryutsu Inc. and capital participation (5% equity) in Yukijirushi Access, Inc.

In addition, in February 2003, we concluded an agreement on business collaboration with Trancom Co., Ltd. ("Trancom"), which possesses advanced information systems and proven distribution center management capability. As part of the collaboration, in April 2003, Toyota Industries and Trancom established a joint company to undertake the logistics solutions business.

Improving Product Quality

At Toyota Industries, we constantly put our best efforts into improving the quality of our products and services so that they will ensure customer satisfaction. For example, each of our divisions sets ambitious, yearly quality goals. In addition, not only the director in charge of product quality and division managers (or an in-house company president) but also President Ishikawa himself makes an on-site inspection to check the quality improvement activities and confirm progress in attaining quality goals.

Cost-Reduction Activities

Starting April 2001, Toyota Industries embarked on an ambitious three-year cost-reduction program to be implemented throughout the Company. We achieved most of the objectives in the second year, i.e., fiscal 2003. We established a special project team in each business division to ensure that our cost-reduction activities were systematic and thorough. In addition to enhancing our ongoing value engineering (VE) and value analysis (VA) activities, we reduced general expenses and head office fixed costs, and sought to optimize our procurement of materials and components globally.

Exploiting Information Technology (IT)

Recognizing that the utilization of the latest advances in IT has a significant impact on strengthening corporate structure and enhancing market competitiveness, we are further accelerating the introduction of IT.

In May 2002, we opened "e-Lab," our base station for advanced use of IT for the Company and its subsidiaries. It serves as our database center, managing a vast range of information from Group companies. The lab is engaged in a vast array of activities, including developing information systems and building a network infrastructure among domestic and overseas bases. It is also responsible for installing three-dimensional computer-aided design (CAD) and computer-aided engineering (CAE) systems, and researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment.

The effects of these actions should be felt in a shortened product development period, increased product competitiveness and improved productivity of technology departments. The introduction of enterprise resource planning (ERP) systems in the accounting and purchasing departments has contributed to more efficient accounting, order-placing and payment transactions.

Completion of New Car Air-Conditioning Compressor Plant

In July 2002, the Higashiura Plant started operations to manufacture parts for car air-conditioning compressors. The market demand for our compressors is expected to rise, and in order to cope with this increase, we are reinforcing the production capacity of our facilities in Japan, North America and Europe. In Japan, now that we have completed our Higashiura Plant, we have a three-plant structure—in Kariya, Obu and Higashiura. Under the concept of using natural energy and attaining harmony with the surrounding environment, we constructed the Higashiura Plant to consume 20% less electricity than conventional plants of comparable size and production capacity. We installed clean energy systems such as wind and solar power generators as well as a cogeneration system. We also installed a water recycling system and a rainwater utilization system to conserve water resources.

Commencement of Local Production and Reinforcement of Sales Network in China

In anticipation of expanding demand in China, TMHC constructed a new forklift truck assembly plant within the



Tadashi Ishikawa
President

premises of Toyota Industry (Kunshan) Co., Ltd., which is engaged in the production of foundry parts in Kunshan, Jiangsu Province, China. TMHC began local production of 1-3 ton internal combustion counterbalanced forklift trucks, top-sellers in the country, in April 2003.

In May 2003, we established Toyota Material Handling (Shanghai) Co., Ltd. jointly with Toyota Tsusho Corporation as a distributor of forklift trucks in China. Sales in that country were previously conducted through three dealers at seven sales bases. The new company, which started operations in June 2003, will take an initiative in forging a strong sales network through the enhancement of its dealer network.

Local Production of Diesel Engines in Poland

In October 2002, we established Toyota Motor Industries Poland Sp.zo.o. ("TMIP") jointly with Toyota Motor Corporation ("TMC") to manufacture diesel engines in Jelcz-Laskowice, Poland. The Company's equity share is 40%. To accommodate an expected expansion of demand in Europe, TMIP will engage in the production of 2000cc-class diesel engines. TMIP is slated to start operations in 2005, with an initial annual production capacity of 150,000 units. The total investment in this enterprise is expected to be 200 million euros.

Medium-Term Management Vision for Continuous Growth

Through growth in areas such as materials handling equipment, car air-conditioning compressors, diesel engines, electronics and logistics solutions, Toyota Industries is aiming for an ambitious medium-term target of consolidated net sales of more than ¥1.2 trillion (US$9,983.4 million) and consolidated ordinary income of ¥80 billion (US$665.6 million) by fiscal 2006, ending March 31, 2006. The Company plans to strive for continued expansion by implementing management strategies from the medium- to long-term standpoints.

Basically, we intend to allocate significant management resources to the Materials Handling Equipment Segment and Car Air-Conditioning Compressor Business in order to further reinforce their already strong competitive advantage. We intend to establish a diesel engine development/production structure to contribute to TMC's global strategy, and assume a full-fledged commitment in the Logistics Solutions Business, a potential growth area in Japan, in which we have know-how and technological advantages. We also plan to promote new technologies and business areas that will form the core of our future operations, including the Electronics Business. Further, we intend to take actions to secure our global presence, maintain a high standard of quality control, engage in cost-reduction activities, change business procedures through the utilization of IT, and focus on the development of personnel with specialized knowledge of the Toyota Production System, which is a source of our competitive edge.

Business Outlook for Fiscal 2004

The future course of the world economy is even more unpredictable than ever. We expect that in fiscal 2004, ending March 31, 2004, Toyota Industries will face increasingly challenging economic and management conditions.

In these circumstances, we intend to ensure that our products and services are attuned to market needs. We also plan to continue with our cost-reduction activities. We expect that our strategy will include a wider use of IT in improving management efficiency and a strengthening of our management base to make it even more responsive to market changes.

Our long-standing policy of diversification is beginning to pay off, in that even if some of our businesses experience difficulties in an unstable market environment, other businesses will perform well enough to allow Toyota Industries to continue on the path to stable and sustained growth.

Although uncertainties prevail in the global economic and political landscapes, for fiscal 2004 we forecast consolidated net sales of ¥1,100.0 billion (US$9,151.4 million), up 2.9% over fiscal 2003, consolidated ordinary income of ¥57.0 billion (US$474.2 million), up 10.9%, and consolidated net income of ¥34.0 billion (US$282.9 million), up 55.0%.

Note: *The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.*

Increasing Shareholder Value

The most important aspect of our corporate mission is to increase shareholder value. We consistently aim to improve profitability and achieve stable corporate growth through implementation of ambitious strategies with specific goals in each business area, and by streamlining management. At the same time, as a responsible corporate citizen, we emphasize activities to protect the natural environment and fulfill our other social responsibilities.

In fiscal 2003, we implemented important measures for continuous growth, and we attempt to take a range of steps to secure our competitive edge in an environment of continual market and management changes. The nature of these changes is difficult to predict, but the management team of Toyota Industries is fully dedicated to the growth and prosperity of your company.

We are not complacent, but we are confident that we have excellent personnel who can think and act independently in accordance with our corporate philosophy and management strategies. This factor does not appear in the balance sheets, but our employees are one of the most important and precious assets of Toyota Industries. They share the same set of values as the top management, raising value in terms of development, manufacturing and sales. We believe first-class staff are a source of producing outstanding shareholder value in an ever-changing, uncertain management environment. We intend to continue to make strenuous efforts in the field of personnel development for Toyota Industries' future growth and prosperity.

In this annual report, we have described the direction in which the management team is trying to lead Toyota Industries. We sincerely hope this report will help all our investors, shareholders and other stakeholders to understand where we are heading. As we look to secure further growth in shareholder value, we respectfully request a continuation of the support we have enjoyed to date.

July 2003



Akira Yokoi
Chairman



Tadashi Ishikawa
President

At a Glance

Toyota Industries has been and will be aggressively switching its focus from the Textile Machinery Segment, the business upon which the Company was founded, to more diverse sectors. These include the Automobile Segment, comprising the vehicle (automobile assembly), engine and car air-conditioning compressor businesses, and the Materials Handling Equipment Segment, which specializes in forklift trucks and other materials handling equipment. The Others Segment includes the Electronics and Logistics Solutions businesses, which we expect will be the main driving forces of future growth.

Essentially, Toyota Industries is a conglomerate focused on a variety of core businesses. We aim to enhance the value of the Company as a whole by exploiting synergies among the key technologies, production know-how and markets cultivated by each business division.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment



Vitz (Yaris)



1CD Diesel Engine



7SEU16 Compressor

Business/Operation	Products
Vehicle	Passenger vehicles
Engine	Diesel engines, Gasoline engines, etc.
Car Air-Conditioning Compressor	Car air-conditioning compressors, etc.
Others	Electronic equipment for automobiles, Foundry parts for automobiles, etc.

Materials Handling Equipment Segment



GENEO-B (7FB15)
Electric Counterbalanced Forklift Truck



BT REFLEX AC
Reach Truck



Rack Sorter P
Automated Storage and Retrieval System (Pallet Type)

Business/Operation	Products
Industrial Vehicle	Counterbalanced forklift trucks, Warehouse trucks , etc.
Materials Handling System	Automated storage and retrieval systems, Automatic guided vehicle systems, etc.

Textile Machinery Segment



RX240NEW Ring Spinning Frame



JAT710 Air-Jet Loom

Business/Operation	Products
Spinning Machinery	Ring spinning frames, Roving frames, Drawing frames, etc.
Weaving Machinery	Air-jet looms, Water-jet looms, Sizing machines, etc.

Others Segment



Low-Temperature Polysilicon TFT-LCDs



Plastic Package Substrates

Business/Operation	Products
ST Liquid Crystal Display Corp.	Low-temperature polysilicon TFT-LCDs
TIBC Corporation	Ball grid array (BGA) plastic package substrates, Flexible printed circuit (FPC) substrates
Others	Press dies, Production equipment, etc.


Percentage of
Net Sales
4.8%
4.6%
34.9%
55.7%
4.4%
7.5%
30.8%
57.3%
Automobile
Materials Handling Equipment
Textile Machinery
Others
Percentage of
Operating Income
(Elimination of intersegment is not considered.)

The Automobile Segment, comprising vehicles (automobile assembly), engines, car air-conditioning compressors and other businesses (including foundry parts for engines and electronic components for automobiles), currently accounts for 55.7% of consolidated net sales. Our Vehicle Business produces three models: the Vitz (Yaris outside Japan), RAV4 (for Europe and North America) and Corolla Sedan (for North America). Our Engine Business produces the 1CD and 1HZ diesel engines, the 1FZ, 2UZ and 2AZ gasoline engines and others. Our Car Air-Conditioning Compressor Business develops and produces various types of compressors, including swash plate compressors with fixed displacement, swash plate compressors with continuous variable displacement, and scroll-type compressors. We supply these products to the world's leading auto manufacturers through DENSO Corporation.

Net sales of the Automobile Segment for fiscal 2003 totaled ¥595.5 billion (US$4,953.9 million). Operating income was ¥30.1 billion (US$250.5 million).

The Materials Handling Equipment Segment produces and markets the GENEO (7FG/D outside Japan) internal combustion counterbalanced forklift truck, the GENEO-B (7FB outside Japan) electric counterbalanced forklift truck, automated storage and retrieval systems, automatic guided vehicle systems and others. In June 2000, we acquired BT Industries AB ("BT Industries"), a leading warehouse truck company based in Sweden, expanding our product lineup. In April 2001, we absorbed Toyota Motor Corporation's Industrial Equipment Sales Division with a view to accelerating our responses to market needs.

Net sales of the Materials Handling Equipment Segment for fiscal 2003 totaled ¥373.0 billion (US$3,103.2 million). Operating income was ¥16.2 billion (US$134.6 million).

The Textile Machinery Segment is engaged in the manufacture and sales of spinning and weaving machinery. The Spinning Machinery Business produces ring spinning frames, roving frames, drawing frames and combing machines. The Weaving Machinery Business manufactures air-jet looms, water-jet looms and preparatory machinery for weaving, such as sizing machines.

Net sales of the Textile Machinery Segment totaled ¥48.7 billion (US$405.5 million), with a notable increase in exports of air-jet looms to China. Operating income was ¥2.3 billion (US$19.2 million).

The Others Segment mainly comprises businesses that we entered comparatively recently. Although our operations in these fields are still relatively limited, this segment contains some of our strategic businesses with good growth potential. They include ST Liquid Crystal Display Corp. ("ST-LCD")*, a 50-50 joint venture with Sony Corporation, and TIBC Corporation("TIBC"), a joint venture with Ibiden Co., Ltd. ST-LCD produces low-temperature polysilicon TFT-LCDs. TIBC is engaged in the production of ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. This segment also includes the manufacture and sales of press dies and production equipment, and the Logistics Solutions Business.

Net sales of the Others Segment for fiscal 2003 totaled ¥52.0 billion (US$ 432.7 million). Operating income was ¥3.9 billion (US$ 32.5 million).

** As ST-LCD is not a consolidated subsidiary but an affiliate, its sales and operating income (loss) are not included in the consolidated figures, but are accounted for by the equity method.*

Toyota Industries in

Focus



Medium-Term Management Vision for Further Business Expansion

In May 2001, we unveiled our medium-term strategy for continuous growth, targeting consolidated sales of ¥1.2 trillion and consolidated ordinary income of ¥80 billion for fiscal 2006 (ending March 31, 2006). Through consistent implementation of the strategy, we believe we can expand our corporate value.

Strengthening Competitive Advantages and Securing Global Leadership in the Materials Handling Equipment and Car Air-Conditioning Compressor Fields

Toyota Industries is determined to retain its leading position in Japan and remain the global leader among manufacturers of materials handling equipment. Steps already taken to achieve that goal include the acquisition of BT Industries AB ("BT Industries") and the transfer of Toyota Motor Corporation's ("TMC's") Industrial Equipment Sales Division to the Company. These measures will enable swifter decision-making and more dynamic business management in reflecting customer needs and responding to market changes on a global scale.

Benefits of synergy resulting from our acquisition of BT Industries are already apparent, and expected to become even more so. We have started to supply counterbalanced forklift trucks to BT Industries on an OEM basis. We are also distributing BT Industries' warehouse trucks in Japan as well as Europe and the U.S. These exchanges will be broadened to include other products. We intend to introduce our manufacturing technique, the Toyota Production System ("TPS"), to BT Industries. In return, we are drawing on BT Industries' wealth of sales know-how, in particular its solution-proposal sales technique. We have begun to introduce BT Industries' fleet management program to reinforce our sales

Medium-Term Sales and Income Targets (Consolidated Base)


Ordinary Income
(¥ Billion)
100
60
20
44.5
47.9
51.4
57
80
Net Sales
(¥ Billion)
1,200
1,000
800
600
400
200
0
767.4
980.2
1,069.2
1,100
1,200
FY
99
00
01
02
03
04 Forecast
06 Target
Materials Handling Equipment
Car Air-Conditioning Compressor
Electronics and Logistics Solutions
Vehicle & Engine
Textile Machinery and Others

activities in Japan. We will also promote personnel and technology exchanges, as well as joint component purchase and product development.

The Materials Handling Equipment Segment is striving to adopt a global perspective in developing products that meet customer/market needs and carrying out strategic marketing through enhanced sales and service activities in order to maximize customer satisfaction and business performance.

To consolidate our leading international position in the car air-conditioning compressor manufacturing field, we attempt to continue to develop new products tailored to ensure customer satisfaction. Car air-conditioning compressor production bases in Japan, the U.S. and Europe allow us to stay close to customers, meet their needs more precisely and reduce distribution costs and exchange rate risks. The proportion of cars in Europe fitted with air-conditioning systems is expected to continue rising and we aim to make the most of this opportunity. We shall also seek to increase sales in the North American market.

In summary, the Materials Handling Equipment Segment and the Car Air-Conditioning Compressor Business are core operations, and serve as the strategic driving force in the achievement of our medium-term corporate objectives. As we cannot expect a great increase in demand in the maturing Japanese market, it is vital that we expand our global presence to ensure further business expansion, and we shall commit resources to these fields on an appropriate scale.

Fostering New Core Businesses, including Electronics and Logistics Solutions

We regard our electronics operations, which are now comparatively small, as a business area with good growth potential over the long term. We believe the opportunities in this field are substantial. The core of our Electronics Business is made up of the following: ST Liquid Crystal Display Corp. ("ST-LCD"), a joint venture with Sony Corporation; TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd.; and the Corporate Technical Center (an in-house organization).

ST-LCD manufactures low-temperature poly-Si TFT-LCDs, while TIBC produces ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. As a result of using TPS, ST-LCD's quality levels and production volume have improved substantially. The functionality of ST-LCD's products, including high numerical aperture, high resolution and energy efficiency, is expected to generate increased demand for applications in digital cameras, mobile phones and personal digital assistants (PDAs). To expand business in line with the medium-term business plan, ST-LCD doubled its production capacity through a capital investment program in the fall of 2001, and started operations at the new facilities in fiscal 2002.

Although TIBC experienced difficulties due to the worldwide IT slump, we expect the company to see an improvement in business performance through cost-reduction activities and the manufacture of high-performance package substrates.

As we believe the growth potential of the Electronics Business in the medium to long term is promising, we see it as one of our core businesses. We intend to allocate management resources accordingly in anticipation of a successful future for our LCD and other electronics-related businesses.

In fiscal 2003, Toyota Industries entered into the logistics solutions business in Japan. We aim to respond to customer needs for total logistics cost-reduction and improved logistics operations by utilizing our longstanding experiences in production and sales of materials handling equipment such as forklift trucks and automated storage and retrieval systems, as well as our production know-how as demonsrated in the Toyota Production System. Toyota Industries expects its Logistics Solutions Business to grow into one of the pillars of its business.

As part of our move into the Logistics Solutions Business, in March 2002 Toyota Industries established Advanced Logistics Solutions Co., Ltd. (called "ALSO"), a 100% subsidiary that plans overall logistics operations (including distribution) and operates distribution centers. Responding to increasing market needs for streamlined logistics operations, ALSO aims to provide customer-oriented proposals for optimized logistics solutions and cost-reduction, so playing an important role in our Logistics Solutions Business.

We began more collaborations in this field through investment (indirect investment through ALSO with 60% equity) in Teion Shokuhin Ryutsu Inc., which undertakes storage and distribution of chilled foods, as well as capital participation (5% equity) in Yukijirushi Access, Inc., one of the largest wholesalers of chilled and frozen foods in Japan.

In addition, in February 2003, we concluded an agreement on business collaboration with Trancom Co., Ltd. ("Trancom"), a logistics consulting and management business. Trancom's advanced information systems and proven distribution center management capability complement Toyota Industries' comprehensive capacity for proposing logistics solutions and expertise in optimizing on-site logistics operations. In April 2003, Toyota Industries and Trancom jointly established ALTRAN Corporation (60% equity), which is responsible for acquiring new customers as well as the planning and management of logistics operations. As part of the collaboration, Toyota Industries purchased 1.05 million of Trancom's shares (10% equity) in February 2003.

In time, we hope the Logistics Solutions Business will grow into one of our core businesses in the medium to long term, and we are investing management resources accordingly.

Toyota Industries will strive to aggressively explore and develop promising new technologies and businesses such as the Electronics and Logistics Solutions businesses, and expand these operations on a long-term, stable basis.

Further Cost-Reduction and Enhanced Manufacturing Quality in the Vehicle and Engine Businesses

The Vehicle (automobile assembly) and Engine businesses have provided stable revenues for the Automobile Segment. In the medium term, we aim to improve cost management and so maintain profitability in these fields.

Our Vehicle Business, one of the manufacturing bases for the Toyota Group's small cars, strives constantly to enhance the attractiveness of TOYOTA cars by further improving product quality and cost efficiency, making proposals for the design and launch of new compact cars, and improving production technology.

In the Engine Business, we work constantly to enhance the environment-friendly features of our engines without compromising their performance, and to contribute to the improvement in the overall performance of TOYOTA cars. In October 2002, we established Toyota Motor Industries Poland Sp.zo.o. ("TMIP") jointly with TMC to manufacture diesel engines in Jelcz-Laskowice, Poland. Though our share of investment is only 40%, we are entrusted with production and overall operations. TMIP is slated to start production of 2000cc-class diesel engines in 2005. We will work together with TMC to develop high-quality, environmentally sound diesel engines for passenger cars, and strengthen our design and development capabilities for diesel engines.

Our Vehicle and Engine businesses are our sources of stable revenues. We will strive to continue to improve cost competitiveness, establish a flexible production system and strengthen the business foundation.

Extensive Cost-Reduction Campaign

To survive ruthless price competition worldwide, it is essential to regularly market attractive products, implement sustained cost-reduction programs and reform our revenue structure. In April 2001, we began an ambitious three-year cost-reduction program to substantially reduce operating and other costs. A project team in each business division promotes VE (Value Engineering), VA (Value Analysis) and other cost-reduction activities in order to achieve an even higher level of overall efficiency. Measures to be taken include reducing expenses through optimized global procurement of materials and components, and cutting back fixed costs at the head office.

Promoting a Global Presence

It is impossible to rely solely on the Japanese market in seeking further business expansion. Toyota Industries has established production bases for forklift trucks and car air-conditioning compressors in North America and Europe. For years, we have been engaged in local production of foundry parts in China and textile machinery and others in India. In June 2000, we acquired BT Industries, a Swedish warehouse truck manufacturer, as part of our globalization scheme. Also, in October 2002 we established a new company in Poland jointly with TMC to manufacture diesel engines.

Based on our belief that globalization is essential for expansion in terms of business scale and corporate value, we will strive to procure high-quality and price-competitive parts from worldwide sources, and engage in the production of superior products close to our customers worldwide.

Harnessing the Power of Information Technology (IT)

We recognize the importance of IT as a key factor in corporate competitiveness, and we are attempting to accelerate its application accordingly.

In May 2002, Toyota Industries opened "e-Lab," an information technology research laboratory, as a key organization for the information system division as well as our R&D facility for information technology. E-Lab is responsible for researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment. It is also involved in developing an optimal network system for joint development of parts with suppliers, and for parts procurement. To date, improvement is most evident in shorter product lead-times as a result of introducing three-dimensional CAD systems, and enhanced productivity among non-manufacturing divisions thanks to enterprise resource planning (ERP) systems.

Our domestic network infrastructure is almost in place, and we are now working on establishing a global network infrastructure that includes our overseas subsidiaries.

Personnel Development

Toyota Industries creates and makes a wide range of products. We maintain our competitiveness by manufacturing high-quality products through efficient production. TPS serves as one of the essential sources of our know-how in maintaining efficient production and competitiveness. By improving TPS and familiarizing more employees with the system, we can further enhance efficiency and competitiveness. To this end, we have established a specialized section within the Operations Management Consulting Department in the Business Support Center to foster the development of qualified personnel.

Maximizing Benefits of Synergy among Divisions

Throughout our long history, we have continually pushed forward with technological innovation, explored new markets and achieved substantial growth for each of our businesses. Toyota Industries has become a conglomerate, each of whose divisions possesses core technologies and markets. By transcending divisional boundaries, we are taking advantage of these assets to develop technologies that should be the basis of the next generation of business sectors and products, and to create added value. We believe the strategic cooperation among divisions will enhance the value of the Company as a whole and offer great opportunities for expanded business operations.

Headquarters' Structural Reform


Corporate Center
Existing Headquarters
Functions that support corporate management
Business Support Center
Functions that support businesses

Dividing the existing headquarters into two functionally distinct organizations: "Corporate Center" and "Business Support Center"

In January 2002, Toyota Industries reorganized the functions of the headquarters as part of its medium-term management plan.

As we build up our global business presence and advance into new business fields, it is vital that we reinforce the functions of the headquarters, which is responsible for plotting the course of the Company and acting as a catalyst for corporate growth. In January 2002, we embarked on a reorganization of the headquarters with the aim of making full use of the strengths generated by our diverse business universe and promoting a higher level of growth and prosperity.

Based on its key functions, we divided the headquarters into the Corporate Center, which is responsible for the strategy and administration of the Company as a whole, and the Business Support Center, which provides support and services to divisions and departments. As a result of this move, we believe the role of the headquarters became clearer, enabling improved business efficiency and faster decision-making. Specifically, the Corporate Center sets company-wide management strategies, allocates management resources, creates new growth businesses by moving into areas where we can apply our advantages, and develops management personnel. The Business Support Center provides each business division and Corporate Center department with highly specialized expertise.

Basic Philosophy

The following is a statement of Toyota Industries' basic philosophy. This basic philosophy constitutes the expressly stated beliefs of the management and serves as a guide for corporate behavior.

Respect for the Law
Toyota Industries is determined to comply with the letter and spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

Respect for Others
Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. It also works to promote economic growth and prosperity in those regions and countries.

Respect for the Natural Environment
Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

Respect for Customers
Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

Respect for Employees
Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

Five Values

We also have Five Values that form an action guide for our employees to enforce our basic philosophy.

Global Perspective
Learning from the best in the world, we aim to become the best in the world.

Customer First
We forge partnerships with our customers and strive to exceed their expectations.

Welcoming New Challenges
Unbound by convention, we embrace the challenge of creation.

Encouraging Professional Excellence
We develop our strengths, and think and act responsibly.

Encouraging Effective Teamwork
We recognize the human worth of each individual and collaborate to achieve goals.


PROFESSIONAL EXCELLENCE
CUSTOMER ORIENTATION
CHALLENGE TO CHANGE
GLOBALIZATION
TEAMWORK

Globalization of the Materials Handling Equipment Segment



Toyota Industries' Materials Handling Equipment Segment, a world leader in the production and sale of forklift trucks, comprises TOYOTA Material Handling Company ("TMHC") and BT Industries AB ("BT Industries"). TMHC is a global leader in counterbalanced forklift trucks, whereas BT Industries is a leading supplier in the world for warehouse equipment. The two companies operate as parallel groups, collaborating globally as equal strategic partners and marketing each other's products on an OEM basis.

Competition in the materials handling equipment market is intensifying, marked by cross-border consolidation and alliances. By assuming the industrial equipment sales and marketing operations of Toyota Motor Corporation ("TMC") and acquiring BT Industries, we have strengthened our position as a global leader distinguished by our comprehensive lineup, superior technologies and responsiveness to customer needs.

Brand Portfolio of the Materials Handling Equipment Segment

The Materials Handling Equipment Segment continues to provide products under the TOYOTA and BT brands. TMHC uses the brand name TOYOTA L&F in Japan and Toyota Industrial Equipment in other regions. BT Industries uses primarily the brand names BT in Europe and other regions and Raymond in North America. While maintaining their own brand names, TMHC and BT Industries cooperate closely in seeking to maximize benefits of synergy on a global scale.

TOYOTA Material Handling Company

Japanese market

TOYOTA L&F

Non-Japanese markets

TOYOTA INDUSTRIAL EQUIPMENT

Industrial equipment made by TMHC is sold in Japan under the brand name of TOYOTA L&F (Logistics and Forklifts), which refers to materials handling systems and industrial vehicles and equipment. Outside Japan, the signature of TOYOTA INDUSTRIAL EQUIPMENT is used.

BT Industries AB

European market

BT®

North American market

RAYMOND Above. And beyond.™

BT Industries uses the brand names BT in Europe and other regions and Raymond in North America.
BT Industries also uses the Cesab, Prime-Mover and Lift-Rite brand names in certain markets.

TOYOTA Material Handling Company

Gearing Up for Future Growth

TMHC was created in April 2001 after Toyota Industries took over the industrial equipment sales and marketing operations of TMC. From 1956, when the first TOYOTA-brand forklift truck was launched, TMC had been responsible for the sales and marketing of materials handling equipment developed and manufactured by Toyota Industries. With the transfer, Toyota Industries assumed full responsibility for all materials handling equipment operations on a global basis.

This consolidation positions materials handling equipment as a core business within the Toyota Group, and underlines Toyota Industries' status as one of the world's leading comprehensive manufacturers in the field. The integration of development and manufacturing expertise with strong sales and marketing capabilities makes for more flexible management, faster decision-making and strengthened global competitiveness.

TMHC also subsumed some of TMC's domestic forklift truck sales subsidiaries and the Industrial Equipment Division of Toyota Motor Sales, U.S.A., Inc., also transferred in April 2001. We also absorbed other related operations, including TMC's industrial equipment sales subsidiaries in Europe.

For more information on TMHC's global sales network and products, please visit www.global-toyotaforklifts.com.

Operations in Japan

The forklift truck markets in advanced countries, including Japan, are maturing, and demand therefore tends to follow the business cycle.

Since the bubble burst in Japan in the early 1990s, its economy has been in a slump. Although calendar 2002 saw total demand in the domestic forklift truck market decrease by 7.5% from 2001, TMHC outperformed the market by keeping the decrease in unit sales to 6.3%. TMHC embarked on sales promotion activities that focused on optimized materials handling solutions. For example, it marketed high-quality products, provided prompt and reliable services, and engaged in a full-fledged "fleet management" program of materials handling equipment such as forklift trucks, thus contributing to further cost reduction for our customers.

For calendar 2002, TMHC achieved a record-high market share of 41.2% in Japan, exceeding 40% for the fourth consecutive year. This marked the thirty-seventh consecutive year that TMHC was No. 1 in the forklift truck industry. On a fiscal year basis (April 2002 to March 2003), its market share was 41.5%.

In calendar 2002, the GENEO-R (7FBR outside Japan) reach truck achieved a top market share in Japan for the second consecutive year. The GENEO Series (7-Series outside Japan), including the GENEO (7FG/D) internal combustion counterbalanced forklift truck introduced to the market in September 1998, has established a position as the forklift of choice, featuring excellent safety, handling and operability.

Under the TOYOTA L&F brand, TMHC introduced BT Industries' hand pallet trucks and electric pallet trucks on an OEM basis into the Japanese market in April 2001 and May 2002, respectively, in order to enhance its warehouse truck lineup. TMHC aims to expand the warehouse equipment market, still a small segment in Japan, through the introduction of more BT Industries products as well as vigorous sales and marketing activities.

Although the Japanese forklift truck market is expected to improve marginally in 2003, a full recovery will take longer. In these circumstances, we will respond precisely to customer needs, promote fleet management contracts and offer materials handling solutions optimized for each customer, thereby aiming at further expansion of sales and market share.

TMHC supplies TOYOTA-brand forklift trucks and materials handling systems through an established sales network of 42 dealers throughout Japan.

Operations in China

Following China's rapid economic growth, its forklift truck market is expected to grow from approximately 25,000 units in 2002 to more than 30,000 units in 2005. The number of forklift trucks produced by foreign companies (i.e., excluding those manufactured by Chinese companies) is expected to grow from approximately 7,000 units in 2002 to more than 10,000 units in 2005 as deregulation in the country proceeds. In anticipation of expanding demand, TMHC constructed a new forklift truck assembly plant within the premises of Toyota

Industry (Kunshan) Co., Ltd. ("TIK"), a subsidiary of Toyota Industries which is engaged in the production of foundry parts in Kunshan, Jiangsu Province, China. TIK began production of forklift trucks in April 2003. TIK is currently assembling 1-3 ton internal combustion forklift trucks, top-sellers in China, with a planned production of 550 units in calendar 2003. Closely monitoring the trend in demand, TIK will gradually increase unit production as well as the number of models.

In May 2003, we established Toyota Material Handling (Shanghai) Co., Ltd. as a distributor of forklift trucks in China. Sales in that country were previously conducted through three dealers at seven sales bases. The new company, which started operations in June 2003, will take the initiative in forging a stronger sales network. We now have 12 local dealers at 19 sales bases (as of June 30, 2003), mainly along the coastal area.

Products are provided by TIK and TMHC from Japan to strengthen product competitiveness in the growing Chinese market. For calendar 2003, Toyota Material Handling (Shanghai) aims to sell 1,000 units.

Operations in Australia

In June 2003, Toyota Industries established Toyota Industries Corporation Australia Pty Limited ("TICA") as a new distributor, with a view to expanding sales of forklift trucks and other materials handling equipment in the local market. TICA started operations on July 1 after taking over the materials handling equipment sales operations of Toyota Motor Corporation Australia Ltd., which was responsible for sales of TOYOTA-brand materials handling equipment in the country. TICA is charged with forging a stronger local sales structure, and plans to sell 2,000 units of materials handling equipment during calendar 2003.

Operations in the United States

America's No. 1 Selling Forklift Truck Supplier

The U.S. forklift truck market in calendar 2002 was down 2% from 2001. However, sales by Toyota Material Handling, USA, Inc. ("TMHU") increased 8%. TMHU's innovation, dedication and commitment during 35 years in the U.S. market has paid dividends; in 2002 TMHU was the No. 1 full-line forklift truck supplier in the U.S. for units sold.

Offering a full line of top-quality products, TMHU is supported by a world-class dealer network and has earned the loyalty of its customers through an unmatched commitment to service and customer support.


TOYOTA
TMHU's headquarters in Irvine, California

Headquartered in Irvine, California, TMHU has established its leadership through superior engineering, technological advancements and a commitment to quality products and service. As a result of the company's continued growth, 99% of TOYOTA forklift trucks sold in the U.S. are assembled in North America. Most of the trucks are assembled by Toyota Industrial Equipment Mfg, Inc. ("TIEM") at its state-of-the-art facility in Columbus, Indiana.


TIEM's plant in Columbus, Indiana

Long-Term Value

TMHU attributes much of its success to Toyota's commitment to safety, efficiency and productivity in its product designs, which translates into long-term value for its customers. Dramatic advancements in technology, such as the System of Active Stability (SAS) and Active Mast Control (AMC), help



TMHU's new 7-Series three-wheel electric forklift truck sets new standards in productivity, energy efficiency and safety

reduce the risk of accidents and injuries, minimize the potential for product and equipment damage, and maintain a higher level of productivity. This revolutionary electric control system can detect and respond to changes in forklift operation to maintain stability and help prevent tipovers. These advances in safety and reliability mean lower cost of ownership over the life of a truck, improving productivity while reducing accidents and related downtime.

Anticipating Customer Needs

With advanced technology and a world-renowned manufacturing process, TMHU has earned an industry-wide reputation for high-quality, reliable products across all categories. As TMHU looks to the future, product development efforts are designed to anticipate customer needs for environmental and safety concerns, reduced operating expenses and increased productivity.

For example, as demand grows for energy-efficient electric forklift trucks, TMHU is introducing its new line of 7-Series three-wheel electric forklift trucks. These new models feature Toyota's revolutionary AC technology, which results in industry-leading productivity and energy efficiency.

The Year Ahead

The industry is expecting modest growth for the coming year. In order to maintain its leadership position, TMHU is focusing on growth in national and fleet account penetration, customer satisfaction and dealer training. TMHU recently launched a comprehensive, new Customer Satisfaction Survey program and also conducted a Dealer Satisfaction Study this year.

For 2003, TMHU's new e-Learning Web site offers dealers 24-hour access to sales, technical and Toyota Financial Services training, as well as monthly articles, quizzes, bulletins and more.

Exceptional Dealer Network

TMHU markets its full line of high-quality forklift trucks under the Toyota Industrial Equipment brand. Its nationwide network of 79 dealers at 183 dealership locations leads the industry in outstanding customer service and product support. Dealer consultants are experts at meeting customer needs at every level, whether it involves a single truck or a complete fleet management program, and they are backed by TMHU's extensive resources. These include factory-trained service technicians, STARLIFT parts, Toyota Certified Used forklift trucks, and flexible leasing and financing packages through Toyota Financial Services.

This support, combined with years of experience and innovation, means that TMHU's complete line of quality forklift trucks offers a solution for every application. For more information on TMHU products and services, please visit www.toyotaforklift.com.

Operations in Europe

TIEE Increases Market Share Supported by Product Launches

For Toyota Industrial Equipment Europe, S.A.R.L. ("TIEE"), the European division of TMHC, the year 2002 was a period marked by a number of significant developments. In particular,



7FBMF—TIEE's revolutionary electric counterbalanced forklift truck

TIEE continued to expand its range of warehouse equipment and forklift trucks, and also further strengthened its regional distribution network.

The highlight of 2002 was the introduction of the revolutionary four-wheel 7FBMF forklift truck in France in June. This machine is available in nine different models, making it suitable for a wide range of applications in industries such as food, beverages, paper and metal processing. During the year a number of innovative new products, including the Generation 7 Stacker Series, the 7FBRE reach truck and the Easymover, were launched and these have already achieved considerable success on the European market.

In March 2003, TIEE took part in the Salon de la Manutention trade show in Paris, where it introduced its brand new three-wheel forklift truck, the 7FBEF. Designed for use in a range of applications and industries, this is a high-performance multipurpose truck, equipped with state-of-the-art safety and ergonomic features. It can operate as easily in warehouses and confined production environments as in outdoor applications.



Toyota Industrial Equipment, S.A. ("TIESA"), our forklift truck production base in France, manufactures more than 9,000 forklift trucks annually for the European market

Operational Results Outperform the Market

Difficult market conditions made 2002 a very challenging period. The economic downturn that started in 2001 continued throughout 2002, adversely affecting the market, which contracted by over 8% overall compared to the previous twelve months.

Despite this, TIEE turned in a very good commercial performance, achieving an increase in sales of almost 10% compared with 2001. This was the second consecutive year that TIEE well outperformed the market.

The European market for counterbalanced forklift trucks experienced the biggest decline as a result of the general economic conditions. Sales in this sector fell by around 10% in total. TIEE, however, was able to increase its share of this market to 11% over the course of the year.



TIEE's European Sales & Marketing Office in Belgium

The market for warehouse equipment in the same region was more resilient in the face of the economic downturn, and recorded a decrease of just over 7%. Thanks to the many innovative products launched in the sector in 2002, TIEE increased its sales in this particular market by almost 50%.

Looking ahead, 2003 may see a small recovery in European market conditions. This could stabilize the regional materials handling market at its current level and prevent any further deterioration compared with the tough 2002. The downside risks are still significant though, and uncertainties surrounding the political and military situation in the Middle East could have a significant negative impact on any recovery. Yet TIEE is confident it will once again outperform these difficult market conditions. This confidence is supported by TIEE's excellent results in very difficult market conditions in 2002.

Throughout 2003, TIEE will carry on strengthening its position within the European market. It will continue efforts to extend its European sales, distribution and after-sales network, with a view to ensuring quick and effective responses to customer demands.

TIEE's key aims for 2003 are to shorten lead-times, reduce costs and increase customer satisfaction levels. The ultimate goal is to provide European customers with optimum materials handling solutions, and TIEE is now well on the way toward achieving this objective.

For more information on products and services, visit www.tiee.com.

Note: The fiscal years of Toyota Material Handling USA, Inc. and Toyota Industrial Equipment Europe, S.A.R.L. run from January 1 to December 31.

BT Industries

In June 2000, Toyota Industries acquired BT Industries, a Swedish warehouse truck manufacturer.
BT Industries is our strategic partner in the field of materials handling equipment.
Note: The fiscal year of BT Industries, unlike that of Toyota Industries, runs from January 1 to December 31.

Statement by the President of BT Industries
BT Industries Stays Strong

We are represented in some 70 countries in every part of the globe and are the world's leading supplier of warehouse trucks.

Strategic Position

During the 1990s we systematically built up the strategic position we hold today. This was facilitated by strong finances, which gave us the freedom to maneuver, as well as the commitment of employees at all levels of the company.

In less than 10 years BT Industries has been transformed from primarily a Western European company into a world-leading group with slightly over 20% of the global market for warehouse trucks. The foundation was laid during a period of structural growth through acquisitions in strategically important markets, thanks to which we are now the only major company that can offer a wide range of forklift trucks that meet both European and U.S. standards. Through these acquisitions, our product range has been expanded to also include counterbalanced forklift trucks, mostly electric-powered.

The global economy was in a worse condition in 2002 than for many years. The weak economic climate and uncertainty that resulted also affected the forklift truck industry, where customers have shown less willingness to invest. BT Industries operates in an environment, however, in which economic fluctuations often have less impact than for many other industries. Among our strengths are our customer base, geographic diversification and breadth of product range, which to a large extent comprises services that are not directly dependent on new product sales.



Per Zaunders
President

Structural Changes

Around half of our business is generated from customers in consumer-oriented industries. These companies are often global players, for whom efficient logistics is decisive to profitability and survival. They are less cyclical, since their product volume does not fluctuate noticeably with the economy's ups and downs. On the other hand, the structures and habits of these industries with regard to materials handling are constantly changing. In recent decades, many of our customers have grown from national companies to international groups. Their global presence demands that we be able to provide materials handling throughout the world, which has been a strong reason for our geographic growth strategy.

Structural changes are continuing among BT Industries' customers, particularly those that are consumer-oriented, and among forklift truck manufacturers. These changes reflect the efforts of everyone involved to adapt to a global economy, a generally higher pace of change and a desire to maintain or improve profitability through economies of scale. In the last five years, BT Industries has played a leading role in the restructuring and consolidation of the forklift truck industry and achieved a world-leading position in warehouse trucks. Toyota Industries' acquisition of BT Industries in 2000 created the world's largest overall forklift truck company as well as the leader in both warehouse and counterbalanced trucks. Further consolidation and structural changes at the customer level and among other companies in the forklift truck industry are to be expected.

The changes in the forklift truck market are reflected in growth for BT Industries' three geographic business areas. BT EUROPE and BT RAYMOND operate in mature markets, which are expected to maintain about the same long-term growth rates as before—6-7% annually on average. BT INTERNATIONAL's market has greater growth potential percentage-wise. Rising standards of living in Latin America, Southeast Asia and Eastern Europe, for example, are producing changing consumption patterns and logistics needs very much like those in Western Europe and North America.

Change is an Improvement

BT Industries has been a profitable company for several years. In order to maintain and strengthen our profitability, we must continuously develop and manufacture products and services that exceed our customers' expectations. The ability to handle new conditions and anticipate customers' needs is an increasingly important competitive factor. This places high demands on employees throughout the BT Industries Group. As a result, one of our biggest challenges is to get the entire organization to see more clearly the opportunities that change creates. BT Industries will take an active approach to change work and ensure that change is synonymous with improvement—in our own work and in our customer offerings.

Cooperation Strengthens Us All

In a global group like BT Industries, the many competencies and experiences we have gained are a product of local business and cultural conditions. Utilizing this local base, in combination with a clear group identity, allows BT Industries,


BT
BT

through interaction among BT Industries Group companies, to identify the best methods and processes. We have every reason to believe that by further expanding cooperation internally and with our owner, Toyota Industries, we will all benefit. Cooperation is important to both BT Industries and Toyota Industries. Each of our organizations has different strengths and competencies which, when utilized correctly, create synergies. The philosophy at Toyota Industries and BT Industries is to maintain two distribution channels (BT and TOYOTA) and to continue to work with separate brands. This is expected to produce the best results for BT Industries as well as Toyota Industries as a whole. In BT Industries' distribution channels, we employ one main brand in each market region. In North America, Raymond is the primary brand, and in Europe and the rest of the world it is BT.

Future Development

The market's development in the last two years has deviated from the long-term trend in the forklift truck industry. I am convinced, however, that the historic growth rate of 6-7% a year we have become used to in the warehouse truck industry in recent decades will continue. What we have seen the last couple of years is a temporary blip. I am therefore optimistic about our long-term development potential and feel we are well prepared for an economic rebound. In recent years we have made significant capacity investments in our production plants, and at the same time have created a strategic position we can be proud of. Our constant, continued efforts to find improvements in the way we work in every area can be compared to polishing a diamond.

Per Zaunders
President

BT Industries is the world leader in warehouse trucks. Its operations include the development, production and distribution of electric trucks, counterbalanced trucks, manual trucks, and a wide range of services and rental alternatives.

In this section, we explain BT Industries' organization, market trend, and its products and services.

Organization of BT Industries Group

The BT Industries Group comprises a total of around 80 companies, of which 65 are majority-owned subsidiaries. The BT Industries Group is divided into three business areas, based largely on geography. Business area BT EUROPE is primarily responsible for operations in Western Europe, BT RAYMOND for North America and BT INTERNATIONAL for the rest of the world. The BT Industries Group has a total of seven production plants: two in Sweden, two in the U.S., two in Canada and one in Italy. Sales and service are handled through an extensive network of the BT Industries Group's own sales and service companies as well as partly owned or independent dealers. In total, the BT Industries Group is active in over 70 countries.


BT INDUSTRIES
BT EUROPE
BT RAYMOND
BT INTERNATIONAL

Note: The BT Industries Group comprises some 80 companies with global coverage. BT Industries' operations are organized into three business areas.

Market Trend

Global volume for all motorized forklift trucks is estimated at approximately 594,000 units in 2002. The market is concentrated in the industrialized world, with North America, Western Europe and Japan accounting for an approximately 80% share.

In recent decades, the market for warehouse trucks has grown by an annual average of slightly over 6%. Eastern Europe, Southeast Asia and South America, which are projected to be the fastest growth markets, have posted growth of over 10% in recent years. The variety of consumer goods has been expanding greatly for some time. New products are constantly being launched and a growing number of versions and brands within the same product groups are being made available. As a result, materials handling today requires more truck lifts with lower average weights than before. Customers' demand for materials handling is also gaining in importance as a parameter for their profitability.

More than half of BT Industries' sales comes from customers in consumer-oriented businesses, although most industries are represented.

Large, international customers with operations in more than one country prefer suppliers that can offer similar products, financing, service and maintenance in all the markets where they do business. BT Industries has the resources, competence and concepts needed to enter into centralized agreements with, and serve as a partner to, globally active customers.

Products and Services of BT Industries

The product range consists of a wide variety of electric-powered warehouse trucks, including walkies, order pickers, reach trucks and very narrow aisle trucks (VNA). All are designed for indoor materials handling, while the counterbalanced truck range is more suited for outdoor environments. In addition, BT Industries manufactures a number of different manual trucks, so-called hand pallet trucks.

An extensive range of services and fast spare parts distribution are key elements in BT Industries' overall customer offering. The service range also includes short- and long-term rentals.

BT Industries' Worldwide Manufacturing Bases



BT Industries presently operates seven manufacturing bases in Europe and North America. Products made at these bases are sold worldwide through BT's own sales and service organizations and some 450 distributors and dealers.

Car Air-Conditioning Compressor Business — Establishing a Global Presence with Advanced Technologies

The production of car air-conditioning compressors is a key strategic business not only of the Automobile Segment but also of Toyota Industries itself. Making full use of our cutting-edge technologies, we develop and manufacture products attuned to customer needs, leading the global car air-conditioning compressor market.



Technological Superiority Beating the Competition

With technology and overall quality that competitors cannot match, Toyota Industries' car air-conditioning compressors are the preferred choice not only of Toyota Motor Corporation ("TMC") but also of many of the world's major car manufacturers.

Toyota Industries' Car Air-Conditioning Compressor Business has made an important contribution to innovation in the automobile field. We anticipate changes in market needs accurately and develop products to meet those needs ahead of competitors. For example, in the 1980s we launched our compact, lightweight 10-cylinder compressor with swash plate and fixed displacement, which is extremely reliable at high operating speeds. In the 1990s, in response to increased

Automobile Trends and Toyota Industries' Product Development


1980s
1990s
2000s
Automobile trends
Provide higher engine performance and comfortable interior
Reduce ozone layer destruction
Slow down global warming
Improve gas mileage
Hybrid cars, fuel-cell hybrid vehicles
Compressor needs
Reliability at high speed, quiet operation
Compact, lightweight, power efficient
Ultra-lightweight, ultra-power efficient
Reducing CFCs
Replacing CFCs
Lower jolt turning air conditioners ON/OFF
Superb acceleration
Toyota Industries' product development
Fixed displacement type
Use of HFC-134a refrigerant
1981
Compact, lightweight
10-cylinder swash plate compressor
Power efficient, superb acceleration
7-cylinder one-way swash plate compressor
1995
Variable displacement type
External signal-controlled, variable displacement, clutchless type
1997
Ultra-lightweight, ultra-power efficient, superb acceleration
6-cylinder one-way swash plate compressor
Electric compressor
2002
CO2 compressor
CFC-free
CO2 compressor for fuel-cell hybrid vehicles
World's first commercial products

Worldwide Manufacturing Bases and Local Offices


TDDK
Munich
DNTS
MACI
Detroit
ACTIS
DWHI
YSD
SUBROS
DNIA
DNBR
Consolidated subsidiaries
Licensed manufacturers
Local offices

environmental concerns, we launched a one-way swash plate compressor with continuous variable displacement, which increases fuel efficiency by reducing the load on the engine. In the late 1990s, we introduced a clutchless type one-way swash plate compressor with continuous variable displacement, which senses changes in external ambience such as ambient temperature and engine acceleration, offering both excellent acceleration and lower energy consumption.

In the near future, electric vehicles are expected to become more popular, leading to increased demand for electric compressors. Toyota Industries is undertaking substantial research and development in this field. To protect the ozone layer and slow down global warming, we developed jointly with DENSO Corporation ("DENSO") a car air-conditioning compressor that uses CO_2, instead of hydrofluorocarbon (HFC), as a refrigerant. This compressor is incorporated in the fuel-cell hybrid vehicles developed by TMC, which were delivered to the Japanese government in December 2002. Toyota Industries is currently engaged in the research and development of a CO_2 compressor for more common, engine-driven vehicles.

Strong Global Presence

We hold a leading share in the global car air-conditioning compressor market, producing more than 15 million units a year at our facilities around the world.

Over the years, Toyota Industries has globalized its production, establishing a tri-polar production network with bases in all the major automobile markets, i.e., Europe, the U.S. and Japan. We also license production in Asia (excluding Japan) and South America. Local production allows the manufacture of products that accurately reflect local needs, while at the same time reducing shipment costs and exchange rate risks. Local procurement is increasing, and will continue to increase for the foreseeable future.

Our U.S. production base, Michigan Automotive Compressor, Inc. ("MACI")*, produced over 5.4 million swash plate compressors with fixed displacement in 2002. Our European production base, TD Deutsche Klimakompressor GmbH ("TDDK")*, produced approximately 0.7 million swash plate compressors with variable displacement in 2002.

In fiscal 2003, Toyota Industries was the leading player in the Japanese market, supplying more than 5 million units to major car manufacturers, including TMC. The total supplied to American automakers and Japanese manufacturers producing in North America was over 5.5 million units (including exports from Japan and local production), mainly fixed displacement compressors.

In Europe, Toyota Industries supplied over 4.6 million units (including exports from Japan and local production), including variable displacement compressors for luxury cars and compact variable displacement compressors for smaller cars. Despite uncertain prospects for automobile sales triggered by an economic slowdown in the U.S., our medium-term focus is on North America and Europe. In North America, we will seek new orders aggressively. In Europe, the potential for higher sales is vast as the proportion of cars fitted with car air-conditioners is expected to keep increasing for the foreseeable future. In Europe, we will vigorously cultivate new customers by rapidly developing and launching products closely tailored to local needs, such as the compact variable displacement compressor.

All our car air-conditioning compressors are supplied to DENSO, which then sells them to major automakers worldwide. Our compressors are also incorporated in DENSO's car air-conditioning systems.

** MACI and TDDK are joint ventures with DENSO. As of March 31, 2003, Toyota Industries held 60% and 65%, respectively, of the shares of these companies. The fiscal years of MACI and TDDK, unlike that of Toyota Industries, run from January 1 to December 31.*

Entering the Aftermarket

In July 2001, Toyota Industries established ACTIS Manufacturing, Ltd. LLC ("ACTIS") in Grapevine, Texas, as a joint venture with DENSO and Toyota Tsusho Corporation. ACTIS, a remanufacturer of car air-conditioning compressors for the North American market, started production in March 2002. The company was created to cope with the rising demand for remanufactured compressors, itself a response to social and environmental needs for more efficient utilization of automotive part resources. Making full use of our long-accumulated know-how in production technologies and quality control, ACTIS intends to reinforce competitiveness in the North American aftermarket for remanufactured compressors. ACTIS expects sales of 100,000 units in 2003 and 120,000 units in 2004.

In February 2002, TDDK also commenced the remanufacture of car air-conditioning compressors in the European market.

Remanufactured Car Air-Conditioning Compressors

In the U.S. and Europe, demand is increasing for reconditioned or remanufactured components, reflecting social and environmental needs for more efficient utilization of automotive part resources. In response to this trend, ACTIS in North America and TDDK in Europe have begun remanufacturing car air-conditioning compressors. The two companies disassemble used compressors collected from the market, replace worn parts with new ones, then reassemble the units.

Toyota Industries is committed to making a contribution to resource conservation by increasing the number of remanufactured products it sells in the future.



Remanufactured compressors
User
Car dealers
Auto repair shops
Delivery
Remanufacturing
Reassembly
Replace parts
Parts inspection
Disassembly
Collection
(of used compressors)

Used compressors are collected from car dealers and auto repair shops, then remanufactured at ACTIS and TDDK for resale.

Electronics Business — A Key to Future Growth



Toyota Industries is confident that its Electronics Business has significant growth potential, and we anticipate further market expansion in the long term. We intend to allocate the necessary capital and management resources to turn this potential into reality.

LCD Business

In October 1997, Toyota Industries and Sony Corporation ("Sony") established ST Liquid Crystal Display Corp. ("ST-LCD") as a 50-50 joint venture. ST-LCD manufactures low-temperature polysilicon TFT-LCD panels. ST-LCD benefits from Sony's advanced LCD development technologies and Toyota Industries' superior quality control and manufacturing technologies.

Since our investment in ST-LCD is not a majority stake, we do not include it as a subsidiary but account for it as an affiliate by the equity method. Nevertheless, we consider ST-LCD as the core of our Electronics Business. Since it began mass production in April 1999, ST-LCD has expanded production to meet rising market demand. A unique production line that incorporates the Toyota Production System ensures that quality keeps pace with output.

Toyota Industries believes that the outstanding features of the low-temperature poly-Si TFT-LCD panel give it significant potential to spur greater demand in the medium to long term. ST-LCD is now producing the LCD panel for mainly mobile phones digital still and video cameras, and personal digital assistants (PDAs). The panels are supplied to customers through Sony.

The low-temperature poly-Si TFT-LCD panels are energy-efficient, and offer high resolution as well as high numerical aperture. They also facilitate the integration of the display device and its driver circuits into a single TFT glass base plate. The resultant reduction in cost and miniaturization of the display unit allow the LCD panel to be used in a wide range of applications, including in-car monitors.

They are also suitable for wide-band mobile phones, where they allow easy exchange of large volumes of data for video and still images. We expect that demand for low-temperature poly-Si TFT-LCD panels will increase further as their application in high-definition displays extends to ever smaller, lighter mobile phones and PDAs.

Anticipating a sharp increase in demand for the panels over the medium to long term, in the fall of 2001 ST-LCD invested ¥75 billion to establish a second production line, and increased the capacity of its first production line. In total, ST-LCD now has a monthly capacity of 32,000 base plates (600mm x 720mm). To help fund this investment, Sony and Toyota Industries each injected ¥10 billion into ST-LCD, increasing its capital to ¥50 billion. Looking closely and flexibly at the pattern of demand, ST-LCD has gradually increased the production volume of the second line since the summer of 2002. In anticipation of an increase in demand for mobile phone and digital camera applications, it plans to start full-fledged operation within 2003. Sony, Toyota Industries and ST-LCD regard the low-temperature poly-Si TFT-LCD as a key device in the field of compact displays, and are collaborating to develop and manufacture superior products for further expansion of the business.

Semiconductor Package Substrate Business

Toyota Industries entered the semiconductor package substrate business through its subsidiary, TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. ("Ibiden").

Established in 1998, TIBC manufactures ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. Although TIBC experienced difficulties due to the worldwide IT slump, it will commit itself to improving its production efficiency, manufacturing cutting-edge products that accurately reflect customer needs such as high-performance package substrates, and strengthening its competitive edge. TIBC's BGA plastic package substrates are supplied through Ibiden to major semiconductor manufacturers worldwide and Integrated Device Manufacturers (IDMs) in South Korea and Taiwan for use in PCs, mobile phones and others. Similarly, TIBC's FPC substrates are marketed by Ibiden to IDMs in Europe and China for incorporation in credit cards, telephone cards and others.

Corporate Technical Center

Toyota Industries' Corporate Technical Center develops and manufactures power electronics parts for automobiles, and engages in basic R&D in the materials field as well as research in the latest technologies, such as electronics for commercial use. The Center also serves as Toyota Industries' R&D facility and its production base for a vast array of electronics parts, so accumulating know-how in product manufacture. Products include a DC-DC converter that fully employs the Center's long-cultivated power electronics technology and expertise. Fitted in Toyota Motor Corporation's Prius hybrid car as a main component, the converter is a switching power supply that down-converts the high-voltage current of the main battery to a lower DC current to supply power for headlights, air conditioners and electric control units via the auxiliary battery. The Center aims to establish a position as a manufacturer of power sources for hybrid cars.

Joint Development through Business Collaboration

We have been developing an ultra-compact radio tuner for AM/FM/teletext broadcasts jointly with Niigata Seimitsu Co., Ltd. ("Niigata") as part of a business collaboration agreement. This is the world's first radio tuner to incorporate both analog and digital circuits by utilizing total CMOS RF IC technology. In addition to facilitating the design of ultra-compact car radio systems, this product will enable mobile phones and PDAs to receive radio and teletext broadcasts, opening the way for application in a wide range of information devices. Toyota Industries and Niigata are working closely on the feasibility of mass production for this unit.



Radio tuner module



Research and Development

Toyota Industries aggressively engages in R&D in a variety of fields for the purpose of achieving sustainable growth. Our R&D activities are mainly focused on product development and improvement conducted independently by each division, and comprehensive research done by the Corporate Technical Center.

Toyota Industries has a diversified range of businesses, and each of its business divisions has distinctive technological strengths, core technologies and market characteristics. In order to develop new products efficiently, it is imperative that the development department of each division carries out product improvement, technology development and applied research. Each division also has its own engineers, experimental facilities and research laboratories.

The Corporate Technical Center takes the initiative in basic R&D in the materials field as well as research in the latest technologies, such as electronics. The Center engages in R&D together with each division or independently, depending on the research themes. We also collaborate with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group, and other outside R&D institutions, including universities. In addition, in July 2003 we set up the New Electronics Department within the Corporate Technical Center, establishing a structure to deal with new business endeavors in the electronics field.

In January 2003, Toyota Industries combined the Technical Planning Department, which was responsible for company-wide technological management, and the Business Development Department, which was charged with creating new businesses, and established the Business Planning Department within the Corporate Center to promote new business development and quicker decision-making with regard to new businesses and technological management. This department engages in the lateral transfer of technologies among the different divisions and the examination of new technology development themes in order to establish a strong and efficient corporate R&D structure. It also utilizes the long-accumulated technological know-how and outside network (both people and information) of each division to systematically and continually explore the potential for new products and services that may become future pillars of our business.

"E-Lab," our IT research laboratory completed in May 2002, serves as a support organization for the information system division as well as our R&D facility for information technology. The lab is responsible for researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment. It is also involved in developing an optimal network system for joint development of parts with suppliers, and for parts procurement.

BT Industries AB ("BT Industries") has its own R&D facilities, which engage mainly in warehouse equipment research. TOYOTA Material Handling Company ("TMHC") conducts technological exchanges with BT Industries, and is examining the feasibility of jointly developing key parts of materials handling equipment.

At TIBC Corporation, one of our subsidiaries, our joint venture partner Ibiden Co., Ltd. contributes to product development, while Toyota Industries offers support in the manufacturing technology field. ST Liquid Crystal Display Corp., our affiliate accounted for by the equity method, benefits from the product development technologies of Sony Corporation, our joint venture partner, and our own manufacturing technologies.

Research and development expenses were ¥29.7 billion in fiscal 2003, a decrease of ¥0.3 billion (0.9%) from the previous fiscal year, and accounted for 2.8% of consolidated net sales, a decrease of 0.3 percentage points. By segment, research and development expenses were ¥18.7 billion in the Automobile Segment, ¥9.3 billion in the Materials Handling Equipment Segment, ¥1.1 billion in the Textile Machinery Segment and ¥0.6 billion in the Others Segment.

The following are some of the new products unveiled in fiscal 2003.

Automobile Segment

Electrically driven CO_2 car air-conditioning compressor

HFC-134a, the hydrofluorocarbon most commonly used as a refrigerant for car air-conditioning compressors at the moment, is effective in preventing the destruction of the ozone layer. However, its global-warming potential is 1,300 times that of CO_2. Toyota Industries developed jointly with DENSO Corporation a car air-conditioning compressor that uses CO_2 as a refrigerant, presumed to be effective in remedying both problems. This CO_2 compressor is incorporated in the fuel-cell hybrid vehicles developed by Toyota Motor Corporation, which were delivered to the Japanese government in December 2002.



CO_2 compressor

Materials Handling Equipment Segment

GENEO-E (7FBE outside Japan)

In January 2003, Toyota Industries started domestic marketing of the GENEO-E, its greatly improved 1-2 ton three-wheel electric counterbalanced forklift truck series. The product was subsequently introduced into markets in Australia, Asia, the Americas and Europe. The GENEO-E incorporates TMHC's proprietary computer control technology, System of Active Stability (SAS) for greater operability and stability, and an AC-drive system for excellent power control under driving and loading/unloading.


TOYOTA

GENEO-E (7FBE)

Textile Machinery Segment

JAT710 air-jet loom

The JAT610 is Toyota Industries' best-selling air-jet loom. In January 2003, we started marketing the JAT710, an improved version of the JAT610. The product boasts greater energy efficiency, with 20% less air consumption, higher speed and 30% lower vibration than the older model. It is capable of running at speeds of up to 1,250 rpm when the reed space is 190 cm and the machine is equipped with a positive cam motion.



JAT710

RX240NEW-EST compact-yarn ring spinning frame

In October 2002, we commenced sales of the RX240NEW-EST, our latest compact-yarn ring spinning frame. This machine is equipped with a state-of-the-art compact spinning system, which allows for a smooth collection of fleece fibers through the condensing device, consisting of suction slit and perforated apron. The RX240NEW-EST produces quality yarn with low hairiness and high evenness by eliminating the spinning triangle at the delivery section of the front roller.



RX240NEW-EST



Compact spinning system



Corporate Governance

At Toyota Industries, we are making independent efforts to make corporate governance function effectively. These independent efforts are in addition to those legally required such as the shareholders' meeting and the formation of bodies for oversight purposes, including the board of directors, board of corporate auditors and others.

Although amendments to Japan's Commercial Code (effective as of April 1, 2003) allow selective introduction of U.S.-style, committee-based corporate governance, we opted to retain the Japanese conventional auditing system because we deemed it fully capable of doing the job. Aside from what is required by the law, Toyota Industries is constantly exploring the best possible way of practicing good corporate governance, and reviewing its internal systems as needs arise.

This section covers the corporate governance system of Toyota Industries as of July 1, 2003.

Decision-Making and Supervision

Other than matters that come under the authority of the Shareholders' Meeting, all management decisions are basically made by the Board of Directors. In order to raise management efficiency, however, day-to-day operations are entrusted to division managers or an in-house company president. The establishment of divisional and company-wide business goals and strategic management matters regarding overall and individual businesses are discussed by the Management Committee and the Business Operation Committee. Issues arising, when necessary and appropriate, are presented for discussion by the Board of Directors, which is charged with supervising the business performances of the directors. Five corporate auditors must attend the board meetings, and have the legal responsibility of preventing any unlawful or inappropriate resolutions. The corporate auditors are charged with auditing the execution of the directors' duties.

The main decision-making and deliberative bodies of Toyota Industries are the Board of Directors, the Management Committee and the Business Operation Committee. The Management Committee and the Business Operation Committee have fewer directors than the Board of Directors, making it possible to conduct thorough deliberations as well as make quick and efficient decisions in response to changes in the management environment.

Corporate Auditors (Board of Corporate Auditors)

The Board of Corporate Auditors is composed of five corporate auditors, including two standing corporate auditors and three outside corporate auditors. The corporate auditors, appointed at the Shareholders' Meeting, conduct operations audits as well as accounting audits. For this purpose, the law grants corporate auditors a great deal of authority and



Shareholders' Meeting
Corporate Auditors
Board of Corporate Auditors
Monitor
Board of Directors
Monitor
Management Committee*
Chairman
President
Business Operation Committee**

* *The Management Committee deliberates upon important matters concerning all aspects of management, such as company-wide strategy and allocation of management resources. The Committee is composed of directors above Executive Vice President level. When he deems it necessary, the President calls in certain other directors and managers.*

** *The Business Operation Committee deliberates upon important matters regarding each business segment. The Committee is attended by the President, directors in charge of corporate planning and directors assigned to oversee divisional operations (division managers, etc.).*

responsibility. In the operations audit, they investigate whether ordinances and articles of incorporation are being observed by the directors in the execution of their duties. Regarding the accounting audit, they review the audits made by external auditors. In order to prevent illegal or improper resolutions from being made at meetings of the Board of Directors, the corporate auditors must attend the meetings and give their opinions if necessary. When any violation of an ordinance or articles of incorporation is made by a director or the prospect of such a violation is identified, it is reported to the Board of Directors.

Compliance and Good Corporate Citizenship

Toyota Industries considers compliance with the law the very foundation of good corporate governance. In the early 1990s, we established a Code of Conduct Council for the purpose of promoting awareness of ethical, legal, social and environmental issues. The Council is chaired by an Executive Vice President with attendance by those above Managing Director, and held as necessary to monitor overall corporate activities from the legal and ethical viewpoints. In 1998, the Council published a guide for employees containing specific guidelines on good conduct and compliance with the law. The Council liaises closely with the Legal Department, the Global Human Resources Department and the Audit Office, among others, which in turn conduct regular checks of each department and promote educational activities.

Further, we plan to set up a corporate ethics hotline in September 2003, in addition to other such existing lines and counseling desks, for the purpose of early detection and handling of important compliance-related information.

Aside from these systems, we have unveiled the Five Values*, laying down our basic philosophy and forming an action guide for our employees. We run the Company with a shared standard of high morals, from top management down.

** Please refer to page 16 for details.*

Information Disclosure

At Toyota Industries, we are making independent efforts to ensure that we adhere to the spirit as well as the letter of the law, in Japan and overseas, conducting our business affairs fairly and transparently. Accordingly, we intend to conform to the highest possible standards with respect to disclosure of information and accountability to shareholders and other stakeholders. We are also aiming for an even higher degree of management transparency. As part of these efforts, we are gradually expanding the volume and contents of information available to the public through enhancement of the Investor Relations (IR) section of our Web site.


Investors
Investor Information

http://www.toyota-industries.com/ir/

We plan to start releasing quarterly financial reports from fiscal 2004.

Stock Option Incentive Plan

In June 2003, the Ordinary General Meeting of Shareholders of Toyota Industries Corporation approved a grant of share acquisition rights in a total of 900,000 shares to board members and designated key employees as a stock option incentive plan. The purpose of this plan is to further motivate senior management in enhancing shareholder value by aligning them with investors. Recipients may not exercise the option within the first two years. Subsequent to the initial period, the option must be exercised or waived within the next four years.

Toyota Industries intends to continue to explore ways to achieve the best possible corporate governance, not only through a legal framework but also through independent efforts.

Caring for the Environment

Basic Principle

Toyota Industries, recognizing that preservation of the global environment is an issue that concerns the survival of mankind, embraces environmental soundness as a crucial medium- to long-term business concern. Our basic corporate principle states that "Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality." In accordance with this principle, we have been actively engaged in the protection of the environment.

Corporate Commitment to the Environment

In January 2003, Toyota Industries unveiled "Toyota Industries Group Corporate Commitment to the Environment." It lays down the strong resolve of the entire Toyota Industries Group to fulfill its corporate responsibilities to society and further engage in environmental protection activities.

Third Environmental Action Plan

Since we devised the First Environmental Action Plan in 1993, we have tackled environmental issues systematically. In 1996, we revised the plan and announced the Second Environmental Action Plan. As the targets set out in the second plan had almost been met, we unveiled the Third Five-Year Environmental Action Plan (April 2001 – March 2006) in August 2000. This plan defines specific targets and activity guidelines, including "zero landfill waste"* at all of the Company's domestic plants. The following is an outline of the plan.

** Toyota Industries defines "zero landfill waste" as a reduction in direct landfill waste of over 95% compared with fiscal 1999 levels, and a reduction in indirect landfill waste of over 95% compared with fiscal 2000 levels.*

Environmental Policies

1. *Conduct corporate activities that are considerate of the environment at every stage of a product's life cycle, from development through design, production, use and disposal, so as to provide clean and safe products*
2. *Strive to intensify environmental management, including that of consolidated subsidiaries, for the further advancement of corporate activities that support environmental protection*
3. *Promote social contribution, information disclosure and knowledge through wide-ranging cooperation with society on environmental protection, with the ultimate aim of achieving a better global environment*

Company-Wide Waste Emissions


(Ton)
60,000
50,000
40,000
30,000
20,000
10,000
0
Toyota Industries aims at zero landfill waste by March 2006.
FY 91 92 93 94 95 96 97 98 99 00 01 02 03 06
Target



Action Guidelines

1. *Develop and provide clean products with minimal environmental impact*
2. *Promote manufacturing that strives for zero landfill waste*
3. *Expand environmental management systems*
4. *Actively participate in public environmental protection efforts as a responsible corporate citizen*

Specific numerical targets include the following: By the end of March 2006, total CO_2 emissions to be 95% of the fiscal 1991 level, and by the end of March 2011 to be 90% of the fiscal 1991 level; by the end of March 2006, total emissions of PRTR (Pollutant Release and Transfer Register) substances specified by the Ministry of the Environment to be 50% of the fiscal 1999 level; and by the same date total VOC (Volatile Organic Compound) emissions from paint lines to be 50% of the fiscal 1999 level.

System for Environmental Activities (In-House Organization)

To tackle environmental issues in a consistent and organized manner, we have set up the Environmental Committee, chaired by the President. The committee has four specialized subcommittees. Also, each plant has organized its own Plant Environmental Committee and specialized subcommittees to deal with environmental issues regarding individual manufacturing facilities.

We realize the need to set up an encompassing organizational structure to uniformly and efficiently manage and promote the environmental activities that each Toyota Industries Group company has been engaged in. We are conducting a feasibility study on this task.

In-House Organization for Environmental Activities


Environmental Committee
Established in December 1991, chaired by the President
Product Technology Subcommittee
Energy Subcommittee
Pollution Prevention Subcommittee
Waste Minimization Subcommittee
Plant Environmental Committee
Specialized Subcommittees at Plant Level

Compliance with International Environmental Standards

Toyota Industries is working to obtain ISO14001 certification in order to establish a company-wide environmental management system and fulfill its corporate responsibilities for international environmental protection. All the production plants of the Company, including the Higashichita and Higashiura plants, which started operation in 2001 and 2002, respectively, had received ISO14001 as of March 2003. Several of our domestic subsidiaries and affiliates have been certified, while others are preparing to obtain certification. TIEM, MACI, TIESA, TIK, KTTM and TDDK, i.e., all our overseas production bases except BT Industries, have been certified. So have several plants of BT Industries. We are working to obtain certification for all our Group companies.

Environmentally Preferable Purchasing (EPP)

In March 2001, we devised an EPP Guideline and distributed copies to our materials and parts suppliers as notification of our intention to commence "green" procurement. The guideline lays out our intention to procure parts and materials from only those companies considered to have established an environmental management system, which supervises the usage of substances harmful to the environment, and have stopped using prohibited substances. In February 2003, we revised the EPP Guideline and included our intention to tighten the usage of chemicals.


TOYOTA
Environmentally
Preferable
Purchasing Guideline

Environmental Accounting

As environmental issues to tackle increase, so does the importance of accurate analysis and understanding of the costs and effectiveness of environmental investment from the standpoints of corporate management and information disclosure to investors and shareholders. Since international standards regarding the range and definition of environmental costs have not yet been established, we have devised our own criteria using the guidelines (2002 edition) laid down by the Japanese Ministry of the Environment as a reference, and have been accordingly calculating the costs of environmental investment and protection and studying the cost-efficiency of our environmental activities.

Environmental Reporting

Over the years, we have on various occasions fulfilled our belief that responsible corporate citizens should disclose their environmental protection activities to the general public. For example, we hold regular meetings with local communities. Since 1999, we have also published an Environmental Report, detailing the activities and performance of our environmental protection programs. For details on how to obtain copies of this report, see the last page of this annual report. The contents of the latest Environmental Report, together with details of our recent activities and related matters, are also posted on our Web site (http://www.toyota-industries.com/environment/) dedicated to environmental issues, launched in April 2002. Through our Web site and Environmental Report, we are proactively disclosing our environmental protection activities to our stakeholders.


TOYOTA
TOYOTA INDUSTRIES CORPORATION

http://www.toyota-industries.com/environment/



Financial Section

Eleven-Year Summary

Toyota Industries Corporation
Years ended March 31
The figures in this table are unaudited.

	(Consolidated)			
	Millions of yen			
	2003	2002	2001	2000
For The Year				
Net sales	**¥1,069,219**	¥ 980,163	¥ 767,383	¥625,773
Operating income	**52,478**	46,330	47,304	28,867
Ordinary income	**51,375**	47,866	44,525	27,162
Income before income taxes	**43,670**	47,866	38,220	27,162
Net income	**21,934**	27,311	22,637	13,686
Overseas sales	**¥ 451,594**	¥ 396,470	¥ 298,794	¥191,992
Depreciation and amortization	**59,154**	55,174	46,454	42,752
Capital expenditures	**87,559**	88,320	127,273	44,746
Research and development expenses	**29,705**	29,985	26,196	24,062
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**¥ 70.19**	¥ 87.28	¥ 75.90	¥ 48.32
Net income — diluted	**62.90**	78.26	67.77	43.18
Shareholders' equity	**2,522.52**	2,809.54	3,036.77	1,116.62
Cash dividends	**22.00**	19.00	17.00	16.00
At Year-End				
Total assets	**¥1,650,391**	¥1,770,401	¥1,869,642	¥685,914
Shareholders' equity	**738,868**	878,812	951,298	316,293
Common stock	**68,047**	68,022	68,019	40,178
Number of shares outstanding (excluding treasury stock)	**292,777**	312,796	313,260	283,260
Cash Flows				
Net cash provided by operating activities	**¥ 103,183**	¥ 81,078	¥ 78,413	¥ 68,058
Net cash used in investing activities	**(95,121)**	(106,711)	(155,871)	(67,187)
Net cash provided by (used in) financing activities	**57,776**	1,225	94,472	27,500
Cash and cash equivalents at end of year	**136,929**	71,120	95,297	77,332
Indices				
Return on equity (ROE) (%)	**2.7**	3.0	3.6	4.4
Return on assets (ROA) (%)	**1.3**	1.5	1.8	2.1
Return on sales (ROS) (%)	**2.1**	2.8	2.9	2.2
Debt/equity ratio (%)	**55.6**	35.9	30.7	60.5
Interest coverage (times)	**6.7**	5.8	9.1	14.5
EBITDA (millions of yen, thousands of U.S. dollars)	**¥ 95,472**	¥ 97,540	¥ 79,921	¥ 64,681
Number of employees at year-end	**25,030**	23,056	21,118	13,132

Notes: 1. US dollar amounts have been translated from yen, for convenience only, at the rate of ¥120.20 = US$1, the approximate exchange rate on March 31, 2003.

2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.

(1) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied. Details are described in Notes to Consolidated Financial Statements.

(2) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied. Details are described in Notes to Consolidated Financial Statements.

(3) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years. The Company also has adopted tax effect accounting due to the amendment of the accounting standards for income taxes. Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

(Consolidated)					(Non-Consolidated)		(Consolidated)
Millions of yen							Thousands of U.S. dollars
1999	1998	1997	1996	1995	1994	1993	**2003**
¥558,876	¥572,698	¥530,851	¥476,084	¥457,565	¥467,246	¥542,310	**$ 8,895,333**
24,814	32,729	32,675	19,926	16,796	13,110	24,273	**436,589**
23,172	33,202	31,157	21,560	16,775	14,530	24,318	**427,413**
23,172	33,202	31,157	21,560	16,775	14,530	24,318	**363,311**
10,391	20,491	17,931	13,549	10,638	10,730	15,378	**182,479**
¥178,737	¥150,417	¥116,738	¥119,358	¥ 99,835	¥ 88,049	¥104,333	**$ 3,757,022**
34,380	27,958	28,043	27,240	26,359	27,116	30,093	**492,130**
60,468	62,007	35,408	29,629	27,583	26,640	33,311	**728,444**
23,231	23,112	19,691	18,770	17,633	17,439	16,000	**247,130**
¥ 36.30	¥ 72.33	¥ 63.55	¥ 48.03	¥ 37.72	¥ 38.05	¥ 54.53	**$ 0.58**
32.62	63.48	55.20	47.13	37.10	37.41	53.44	**0.52**
1,063.05	1,056.81	996.18	947.04	905.89	881.52	857.06	**20.99**
16.00	16.00	16.00	13.00	13.00	13.00	13.00	**0.18**
¥617,071	¥593,004	¥556,291	¥454,503	¥427,206	¥402,929	¥412,166	**$13,730,374**
301,158	304,097	281,154	267,145	255,536	248,583	241,686	**6,146,988**
40,178	40,133	31,458	31,322	31,321	31,245	31,245	**566,115**
283,296	287,752	282,233	282,083	282,082	281,994	281,994	
¥ 44,133	¥ 50,952	¥ 51,327	N/A	N/A	N/A	N/A	**$ 858,427**
(96,222)	(26,897)	(74,968)	N/A	N/A	N/A	N/A	**(791,356)**
24,368	(12,918)	69,081	N/A	N/A	N/A	N/A	**480,665**
49,955	74,303	62,322	N/A	N/A	N/A	N/A	**1,139,176**
3.4	7.0	6.5	5.2	4.2	4.4	6.5	
1.7	3.6	3.6	3.1	2.5	2.6	3.8	
1.9	3.6	3.4	2.8	2.3	2.3	2.8	
51.6	37.5	46.0	20.4	20.2	19.2	19.7	
16.4	17.6	13.0	8.7	6.4	6.1	9.4	
¥ 51,033	¥ 55,212	¥ 55,548	¥ 44,830	¥ 41,502	¥ 38,031	¥ 50,711	**$ 794,276**
12,797	11,239	10,738	10,806	10,452	9,670	9,270	

(4) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes. Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses. Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous years, has been included in non-operating income or expenses.

(5) Effective beginning the year ended March 31, 1995, consolidated financial statements have been presented on a consolidated basis. The data for the years ended March 31, 1994 and 1993 are non-consolidated basis.

3. Net income per share, ROE and ROA are computed based on the average number of shares, shareholders' equity and total assets, respectively, for each year.

4. Debt/equity ratio = Interest-bearing debt / Shareholders' equity

5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses

6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of July 2003.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed on the first page of this annual report.

The fiscal year ended March 31, 2003 is referred to as fiscal 2003 and other fiscal years are referred to in a corresponding manner.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain the strength of its balance sheets. Currently, in principle, funds for capital investments and other long-term capital needs are raised from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents, time deposits and securities, Toyota Industries maintains ¥100.0 billion of commercial paper issuance capacity as of March 31, 2003.

Toyota Industries' financial condition remains solid. Through the use of current assets such as cash and cash equivalents and securities, as well as free cash flows and fund-raising from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing operations and develop new projects, and for future investments.

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2003 stood at ¥1,650.4 billion, a decrease of ¥120.0 billion (6.8%) from fiscal 2002. This was due largely to a significant decrease in investments and other assets.

Current assets increased ¥76.5 billion (25.9%) to ¥371.8 billion. This was due mainly to an increase in cash and cash equivalents. Cash and cash equivalents increased ¥65.8 billion (92.5%) to ¥136.9 billion, owing chiefly to issuance of corporate bonds in the total amount of ¥80.0 billion in December 2002.

Property, plant and equipment increased ¥24.6 billion (7.3%) to ¥362.2 billion, due largely to the establishment of the Higashiura Plant to augment production capacity of car air-conditioning compressors, the relocation of the Obu Plant and additional production facilities for electronic components.

Intangible assets increased ¥1.9 billion (2.0%) to ¥96.8 billion resulting from an increase in software.

Investments and other assets decreased ¥222.9 billion (21.4%) to ¥819.6 billion. This is attributable largely to a decrease in the market prices of shares of Toyota Group companies, including Toyota Motor Corporation ("TMC"), held by Toyota Industries.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio



(¥ Billion)
(%)
2,000
1,500
1,000
500
0
80
60
40
20
0
FY 99 00 01 02 03
Total assets (left)
Shareholders' equity (left)
Shareholders' equity ratio (right)

Current liabilities increased ¥156.7 billion (66.2%) over fiscal 2002 to ¥393.4 billion. This was because portions of long-term debt, including long-term bank loans, corporate bonds and convertible bonds, were reclassified to the category of current liabilities due to mature within one year.

Long-term liabilities were ¥494.2 billion, a decrease of ¥141.9 billion (22.3%). This was because deferred tax liabilities decreased ¥103.6 billion as a result of a decrease in the market value of investment securities, and portions of long-term debt were reclassified to the category of current liabilities. Corporate bonds increased ¥60.0 billion to ¥200.3 billion. This increase was attributable largely to issuance of corporate bonds in the amount of ¥80.0 billion in December 2002, despite the fact that corporate bonds in the amount of ¥20.0 billion were reclassified to the category of current liabilities. Interest-bearing debt, including short-term bank loans, long-term debt due to mature within one year, corporate bonds, convertible bonds and long-term bank loans, totaled ¥410.6 billion, an increase of ¥95.3 billion (30.2%) over fiscal 2002.

Minority interest in consolidated subsidiaries increased ¥5.1 billion (27.2%) to ¥24.0 billion, due largely to the newly consolidated Taikoh Transportation Group.

Shareholders' equity decreased ¥139.9 billion (15.9%) to ¥738.9 billion. This was mainly because net unrealized gains on other securities decreased ¥124.7 billion as a result of a decrease in the market value of investment securities. In addition, Toyota Industries repurchased 20 million of its common shares. As a result, treasury stock at cost increased ¥35.2 billion. The ratio of shareholders' equity to total assets decreased from 49.6% to 44.8%, while shareholders' equity per share at year-end decreased from ¥2,809.54 to ¥2,522.52.

Cash Flows

Net cash and cash equivalents provided by operating activities was ¥103.2 billion, an increase of ¥22.1 billion (27.3%) over fiscal 2002. Net cash and cash equivalents used in investing activities decreased ¥11.6 billion (10.9%) to ¥95.1 billion. Net cash and cash equivalents provided by financing activities increased ¥56.6 billion to ¥57.8 billion. Including translation adjustments, cash and cash equivalents increased ¥65.8 billion (92.5%) to ¥136.9 billion.

The increase in net cash provided by operating activities was mainly because increases in payables and non-cash expenses outweighed an increase in receivables. Depreciation and amortization increased ¥4.0 billion to ¥59.2 billion over fiscal 2002. Specifically, depreciation of property, plant and equipment was ¥51.4 billion, and amortization of intangible assets was ¥7.8 billion.

Cash Flows


(¥ Billion)
100
50
0
(50)
(100)
(150)
(200)
FY 99 00 01 02 03
Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by financing activities

Net cash used in investing activities decreased in fiscal 2003. While Toyota Industries spent ¥86.7 billion in fiscal 2003 to purchase property, plant and equipment, an increase of ¥13.1 billion (17.8%), the Company had expended ¥23.7 billion for acquisition of the industrial equipment sales business from TMC in fiscal 2002. The amounts used for purchase of property, plant and equipment by principal segment were ¥49.4 billion, a decrease of ¥11.6 billion (19.1%), in the Automobile Segment, and ¥24.4 billion, a decrease of ¥2.0 billion (7.5%), in the Materials Handling Equipment Segment.

Depreciation and Amortization


(¥ Billion)
60
40
20
0
FY 99 00 01 02 03
Automobile
Materials Handling Equipment
Textile Machinery
Others (including corporate or elimination)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Expenditures


(¥ Billion)
150
100
50
0
FY 99
00
01
02
03
Automobile
Materials Handling Equipment
Textile Machinery
Others (including corporate or elimination)

Net Sales, Overseas Sales and Overseas Sales Ratio


(¥ Billion)
(%)
1,000
800
600
400
200
0
50
40
30
20
10
0
FY 99
00
01
02
03
Net sales (left)
Overseas sales (left)
Overseas sales ratio (right)

An increase in net cash provided by financing activities was due mainly to issuance of corporate bonds in the amount of ¥80.0 billion. In fiscal 2003, Toyota Industries paid ¥6.2 billion, an increase of ¥0.6 billion (10.8%), in cash dividends. The Company also repurchased 20 million of its common shares in the amount of ¥35.2 billion.

Results of Operations

Operating Performance

In fiscal 2003, the Japanese economy remained sluggish. In addition to a declining stock market, private sector capital investment continued to be stagnant. Consumer spending remained weak due to employment uncertainties. Overseas, although the European economy was on its way to a slow recovery, the U.S. economy started decelerating in the latter half of the year.

In this operating environment, Toyota Industries made efforts to strengthen its corporate structure by developing new products to bring about greater customer satisfaction, aggressively conducting sales promotions and carrying out a company-wide program to reduce costs. As a result, total consolidated net sales of Toyota Industries amounted to ¥1,069.2 billion, an increase of ¥89.1 billion (9.1%) over fiscal 2002.

Cost of Sales and Selling, General and Administrative Expenses

Toyota Industries' cost of sales for fiscal 2003 increased ¥71.1 billion (8.6%) over fiscal 2002 to ¥899.7 billion, due mainly to increased sales of the Automobile and Materials Handling Equipment segments. The ratio of cost of sales to net sales fell from 84.5% to 84.1%, primarily because the effects of cost reduction activities outweighed an increase in labor costs and other expenses.

Selling, general and administrative (SGA) expenses increased ¥11.8 billion (11.2%) to ¥117.0 billion. The ratio of SGA expenses to net sales increased from 10.7% to 10.9%. This was largely because selling expenses of the Materials Handling Equipment Segment increased as a result of the expanded scope of consolidation.

Operating Income

Due to the factors summarized above, operating income for fiscal 2003 increased ¥6.1 billion (13.3%) over fiscal 2002 to ¥52.5 billion. The operating income ratio increased from 4.7% to 4.9%.

Operating Income and Operating Income Ratio


(¥ Billion)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
FY 99 00 01 02 03
Operating income (left)
Operating income ratio (right)

Operating Performance Highlights by Business Segment

Below are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

This segment consists of vehicle (automobile assembly), engine, car air-conditioning compressor and other businesses (including foundry parts and electronic components for automobiles).

Net Sales of Automobile Segment


(¥ Billion)
600
400
200
0
FY 99 00 01 02 03

Operating Income of Automobile Segment


(¥ Billion)
30
20
10
0
FY 99 00 01 02 03

Net sales amounted to ¥595.5 billion, an increase of ¥31.9 billion (5.7%) over fiscal 2002 and accounting for 55.7% of the total net sales of Toyota Industries. The increase was due mainly to a rise in sales of car air-conditioning compressors in overseas markets, notably in North America. Operating income was ¥30.1 billion, an increase of ¥1.1 billion (4.0%).

Vehicle Business

During fiscal 2003, we assembled five models under consignment from TMC: Vitz (Yaris in Europe); RAV4 compact sport utility vehicle; Corolla Sedan; bB Open Deck (discontinued in March 2003); and Sprinter Carib (exported as the Corolla Wagon, discontinued in July 2002). Although assembly of the Corolla Sedan for North America began in fiscal 2003, sales of the Vitz (Yaris), our mainstay vehicle, decreased due to TMC's full-fledged local production of this model in Europe and ruthless domestic competition in the small car market.

Total Vehicle Business production for fiscal 2003 was 228,000 units, down 19,000 from fiscal 2002. Net sales of the Vehicle Business amounted to ¥281.9 billion, an increase of ¥1.8 billion (0.6%) over fiscal 2002. This increase was due mainly to the fact that Toyota Industries now pays for tires, wheels and other parts previously supplied free by TMC and recoups an identical aggregate amount in the form of increased unit prices to TMC.

Engine Business

We produce gasoline and diesel engines for TMC vehicles and for our own line of forklift trucks and other industrial vehicles. For fiscal 2003, gasoline engine production totaled 193,500 units, an increase of 22,000 over fiscal 2002. Though the production of the 5E gasoline engine decreased, production of 2UZ gasoline engines increased and 2AZ gasoline engines for the Estima, for which production started in August 2002, made an excellent contribution to the total. Production of diesel engines totaled 207,400 units, down 4,700. Though production of the 1CD 2000cc direct injection turbo diesel engine with a common rail fuel system, which is fitted in the Avensis for Europe, the Corolla and RAV4, increased, production of 2000cc-class C-type diesel engines for automobiles decreased. Total engine production, including both intersegment transactions and outside sales, was 400,900 units, up 17,200 over fiscal 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In April 2001, Toyota Industries absorbed TMC's Industrial Equipment Sales Division. Sales of engines for forklift trucks since then are all intersegment transactions. Previously, we sold forklift engines to TMC, which were then supplied to us for production of forklift trucks. Excluding intersegment sales (i.e., excluding engines for forklift trucks), sales of gasoline engines and diesel engines totaled 165,200 and 188,100 units, respectively. On the same basis, total engine sales amounted to 353,300 units, up 11,200 over fiscal 2002. Net sales excluding intersegment sales totaled ¥117.7 billion, an increase of ¥2.8 billion (2.4%).

Car Air-Conditioning Compressor Business

Car air-conditioning compressors developed and manufactured by Toyota Industries are marketed to leading auto manufacturers worldwide through DENSO Corporation ("DENSO"). Sales of car air-conditioning compressors in the domestic market increased due largely to a transfer of the assembly line for scroll-type compressors from DENSO. Overseas, orders increased in North America and sales expanded in Europe. In Japan, we sold 5.4 million units, up 366,000 over fiscal 2002. Overseas, we sold 10.4 million units, up 1,635,000. Total unit sales were 15.8 million, up 2 million.

Net sales totaled ¥177.9 billion, an increase of ¥24.8 billion (16.2%) over fiscal 2002.

Car Air-Conditioning Compressor Unit Sales


(Million Units)
20
15
10
5
0
FY 99 00 01 02 03
Japan
North America
Europe
Asia and Oceania

Materials Handling Equipment Segment

The Materials Handling Equipment Segment manufactures and sells forklift trucks, warehouse trucks and materials handling systems such as automated storage and retrieval systems, and automatic guided vehicle systems.

Net sales of the Materials Handling Equipment Segment totaled ¥373.0 billion, an increase of ¥20.0 billion (5.7%) over fiscal 2002. Operating income was ¥16.2 billion, an increase of ¥2.8 billion (21.0%). One of the main reasons for the sales increase of this segment was the consolidation of the financial results of TOYOTA Material Handling Company's ("TMHC's") seven overseas sales subsidiaries, which we acquired during fiscal 2002, for the full year (the consolidation was for nine months for two subsidiaries and six months for five subsidiaries in the previous fiscal year). The other was an increase in TMHC's unit sales.

Net Sales of Materials Handling Equipment Segment


(¥ Billion)
400
300
200
100
0
FY 99 00 01 02 03

Operating Income of Materials Handling Equipment Segment


(¥ Billion)
20
15
10
5
0
FY 99 00 01 02 03

In the forklift truck business excluding BT Industries AB ("BT Industries"), unit sales increased both in Europe and North America amid the challenging economic environment. In the domestic market, sales of our GENEO-B (7FB outside Japan) electric counterbalanced forklift truck continued strong (though unit sales decreased, its market share increased). The GENEO-E (7FBE outside Japan), a revamped version of the three-wheel electric counterbalanced forklift truck launched in January 2003, also contributed to total sales.

Sales of materials handling systems, which comprise automatic guided vehicle systems and automated storage and retrieval systems for the domestic market, increased substantially as a result of concerted sales efforts with our distributors, contributing to the overall good performance of this segment.

BT Industries'orders received were slightly up in 2002. Orders received in Europe increased, but orders received in North America showed a slight decrease due to the deteriorating economic environment. BT Industries' sales in North America decreased from the previous fiscal year, reflecting low order backlogs at the beginning of 2002. In Europe, overall sales increased because an increase in service sales offset a decrease in unit sales.

The Materials Handling Equipment Segment also manufactures and sells tow tractors, shovel loaders, sweepers and other industrial equipment.

Textile Machinery Segment

The Textile Machinery Segment manufactures and sells spinning-related machinery, including ring spinning frames, and weaving-related machinery such as air-jet looms. Toyota Industries is a world leader in the air-jet loom and spinning machinery fields.

Net sales of the Textile Machinery Segment amounted to ¥48.7 billion, an increase of ¥18.0 billion (58.7%) over fiscal 2002. Operating income was ¥2.3 billion, an impressive recovery from an operating loss in fiscal 2002, due largely to an increase in sales.

Net Sales of Textile Machinery Segment


(¥ Billion)
50
40
30
20
10
0
FY 99 00 01 02 03

Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
3
2
1
0
(2)
(4)
FY 99 00 01 02 03

This reflected a significant increase in sales of air-jet looms to China. We sold more than 9,200 units, an increase of about 6,000 units over fiscal 2002. We sold more than 1,600 water-jet looms, an increase of some 400 units. On the other hand, sales of ring spinning frames decreased by over 130,000 spindles to 340,000, due mainly to sluggish export, except to Pakistan.

The export ratio in this segment is very high, and exports, mainly to Asia, accounted for approximately 90% of total net sales for fiscal 2003.

Others Segment

This segment, currently relatively small, comprises mainly new businesses that we believe have outstanding growth potential. A core business in this segment is TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. established in 1998. TIBC manufactures ball grid array (BGA) plastic package substrates, and flexible printed circuit (FPC) substrates. This segment also includes the Logistics Solutions Business, the manufacture and sales of press dies and production equipment, and other smaller businesses.

Net Sales of Others Segment


(¥ Billion)
50
40
30
20
10
0
FY 99 00 01 02 03

Operating Income of Others Segment
(Including Elimination of Intersegment Transactions)


(¥ Billion)
5
4
3
2
1
0
FY 99 00 01 02 03

Net sales of the Others Segment totaled ¥52.0 billion, an increase of ¥19.2 billion (58.5%) over fiscal 2002. This was due largely to the consolidation of Taikoh Transportation Co., Ltd. and its four subsidiaries, even though TIBC suffered from depressed conditions in the IT market. Operating income was ¥3.9 billion, a decrease of ¥0.6 billion (12.7%), due mainly to an

Management's Discussion and Analysis of Financial Condition and Results of Operations

increase in depreciation that accompanied TIBC's capital investment to augment production capacity of high-performance plastic package substrates.

ST Liquid Crystal Display Corp. ("ST-LCD") is not consolidated but is accounted for by the equity method in Toyota Industries' consolidated financial results. Consequently, its operating income (loss) is not included in the operating income (loss) for this segment. However, ST-LCD, a joint venture that we established with Sony Corporation in 1997, is considered as another core business within this segment. ST-LCD manufactures low-temperature polysilicon TFT-LCDs, for which demand is expected to increase substantially for the foreseeable future. Though ST-LCD's sales increased, its operating loss worsened as a result of an increase in depreciation that accompanied the second capital investment. Its performance is expected to improve significantly due to a projected increase in sales of its displays for mobile phones, digital still cameras and personal digital assistants.

Non-Operating Income and Expenses

Non-operating income for fiscal 2003 increased ¥3.2 billion (13.9%) over fiscal 2002 to ¥26.3 billion. Dividends income increased ¥1.2 billion. Proceeds from sales of marketable securities also increased.

Non-operating expenses increased ¥5.9 billion (27.1%) to ¥27.4 billion. Equity in net loss of affiliates increased ¥3.7 billion.

Ordinary Income

Due to the factors summarized above, ordinary income increased ¥3.5 billion (7.3%) over fiscal 2002 to ¥51.4 billion.

Extraordinary Losses

As a result of depressed stock prices in Japan, a revalued loss of investment securities in financial institutions was posted as an extraordinary loss in the amount of ¥4.3 billion. A loss on disposal of property, plant and equipment amounted to ¥3.4 billion, which resulted from the relocation of a plant.

Income before Income Taxes

Due to the factors summarized above, income before income taxes decreased ¥4.2 billion (8.8%) from fiscal 2002 to ¥43.7 billion.

Income Taxes

Net of current and deferred income taxes was ¥20.8 billion, an increase of ¥1.1 billion (5.6%) over fiscal 2002. The effective income tax rate increased from 41.2% to 47.7%, due largely to an increase in equity in loss of affiliates.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased ¥0.1 billion to ¥0.9 billion over fiscal 2002, due mainly to an increase in earnings of consolidated subsidiaries. As a result, net income for fiscal 2003 decreased by the same amount.

Net Income

Net income for fiscal 2003 was ¥21.9 billion, a decrease of ¥5.4 billion (19.7%) from fiscal 2002. Return on sales (ROS) decreased from 2.8% to 2.1%. Return on equity (ROE), using the average at fiscal 2002 and fiscal 2003 year-ends, decreased from 3.0% to 2.7%. Net income per share decreased from ¥87.28 to ¥70.19, and diluted net income per share decreased from ¥78.26 to ¥62.90.

Net Income, ROE and ROS



(¥ Billion)
(%)
30
20
10
0
6
4
2
0
FY 99
00
01
02
03
Net income (left)
ROE (right)
ROS (right)

Net Income per Share


(¥)
100
80
60
40
20
0
FY 99 00 01 02 03
Basic
Diluted

Strategies and Projections

Business Strategies

Since its establishment as a textile machinery manufacturer over 75 years ago, Toyota Industries has expanded the scope of its specific characteristics. The operational strategies for these categories are based on the mission assigned to each category.

First Category: Vehicle Business and Engine Business

<Mission>

As a member of the Toyota Group, to contribute to the high quality and technological advances of TOYOTA cars.

Second Category: Car Air-Conditioning Compressor Business, Materials Handling Equipment Business and Textile Machinery Business

<Mission>

To aggressively expand global markets through the development of products using Toyota Industries' unique technologies.

Third Category: Electronics Business, Logistics Solutions Business, etc.

<Mission>

To be a key source of Toyota Industries' future growth.

The first category, the Vehicle Business and the Engine Business, handles mainly the production of vehicles consigned by TMC and production of engines for TOYOTA cars. To play a more important role in the Toyota Group, Toyota Industries is making continual efforts to improve its production technologies and strengthen quality control. For Toyota Industries, this field of business provides a stable platform for its own growth, while also contributing to the success of the Toyota Group.

Aiming to play a more important role in the development and production of TOYOTA cars and engines, Toyota Industries will step up its efforts to strengthen its research and development capability and improve productivity. In its work in this category for TMC, Toyota Industries will also make proposals for the design and launch of auto parts and small cars, and actively work to ensure that such proposals are adopted. In the Engine Business, Toyota Industries will contribute to TMC's global strategy, especially in Europe, with its diesel engines.

The second category, which comprises the Car Air-Conditioning Compressor Business, the Materials Handling Equipment Business and the Textile Machinery Business, is identified as a business field in which Toyota Industries must cultivate further development of global markets by precisely grasping customers' needs, and developing and marketing state-of-the-art products that meet these needs through the application of original technologies. Firmly believing that technological improvement is the key to competitiveness, Toyota Industries strives to strengthen its technological development capabilities by fostering the training and development of superior engineers. Since the Car Air-Conditioning Compressor Business and the Materials Handling Equipment Business are positioned as core businesses, Toyota Industries places a priority on them in its allocation of management resources. In addition, on April 1, 2001, Toyota Industries established TOYOTA Material Handling Company as a uniquely independent company within Toyota Industries. The main purpose of this move was to strengthen independent management in the unit by giving it the authority needed to respond flexibly and speedily to changes in the business environment and to emerge a winner in the face of intensifying global competition.

The third category, the Electronics Business, which includes the production of LCDs, and the Logistics Solutions Business, will also be made a priority in Toyota Industries' allocation of management resources in order to develop this activity into a core business.

The Electronics Business is a field characterized by rapid advances in technological innovation. Toyota Industries recognizes that it must strengthen its research and development capability to maintain competitiveness in this field. Continuing capital expenditures will be required to do this. Swift decision-making is also required for success in this business, which depends on rapidly getting production on track, improving the rejection rate of products and achieving a return on investment. Aiming to participate in the Electronics Business and expand operations in the short term, and to diversify risks by entering new areas of this business, Toyota Industries has not only carried out independent product development, but has also entered into joint ventures with both Sony Corporation and Ibiden Co., Ltd. Toyota Industries believes that this strategy has been successful to date and views the Electronics Business as a key source of future corporate growth.

In recent years, Japan's industries have been increasingly moving toward outsourcing product distribution and storage functions in order to reduce materials handling costs. Seeing this as an opportunity, Toyota Industries entered into the Logistics Solutions Business in Japan. Taking advantage of our long-accumulated materials handling know-how, we aim to provide customer-oriented proposals for optimized logistics and cost reduction. Through proactive allocation of management resources, we hope our Logistics Solutions Business will become a new source of stable revenues for the Company.

Global Fund Management

To achieve more efficient fund utilization, Toyota Industries Group is pushing ahead with localized fund management by region. We are spreading risk by switching to more secure credit and establishing deposit limits in accordance with bank credit ratings.

In June 2003, Toyota Industries Finance International AB ("TIFI"), our newly established finance subsidiary in Sweden, assumed fund-raising operations for all of our overseas subsidiaries and began centrally managing the funds of our European subsidiaries. TIFI draws on the expertise and resources of BT Industries (part of the Toyota Industries Group since June 2000), which has been conducting integrated fund management of its approximately 80 subsidiaries and affiliates over many years. The establishment of TIFI is aimed at achieving greater benefits of synergy by expanding the scope of subsidiaries for integrated fund management.

Also in June 2003, the Company commenced integrated fund management of its domestic subsidiaries. In North America, Toyota Industries North America, Inc. ("TINA") has centrally managed the funds of our North American subsidiaries for some time.

Through close cooperation among the Company, TINA and TIFI, it is now possible to realize unified fund management covering Japan, North America and Europe for efficient fund and corporate management on a global, consolidated basis.

Capital and Business Collaboration

On April 25, 2002, the Board of Directors of both Toyota Industries and Aichi Corporation ("Aichi") voted to conclude a comprehensive agreement on capital and business collaboration between the two companies. Aichi is an established manufacturer of special-purpose vehicles such as aerial lift equipment for construction works. Through this collaboration, both companies will be able to offer product lineups that best exploit the strengths of each company. Toyota Industries will concentrate on the manufacture of materials handling equipment such as forklift trucks, while Aichi will specialize in special-purpose vehicles.

On May 14, 2002, Aichi issued and allocated 20,056,000 shares of common stock to Toyota Industries. This amounted to 34% of Aichi's total shares issued, for which we paid ¥3.2 billion. We also obtained a warrant that would raise our holding to a 51% controlling stake.

In May 2003, we exercised the warrant, incorporating Aichi into our network of subsidiaries.

Forecast for Fiscal 2004

Amid the current deflationary trend, Toyota Industries anticipates a package of government-led economic recovery measures will be implemented to positive effect; however, falling global stock prices and continuing uncertainties regarding employment and the U.S. economy will likely result in a rather sluggish business environment overall.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of ¥1,100.0 billion, ordinary income of ¥57.0 billion and net income of ¥34.0 billion. We are determined to develop new products that are of high quality and responsive to customer needs, as well as enhance sales, service and cost-reduction activities company-wide.

Our projections are based on an exchange rate of ¥115.0=US$1.

Dividend Policy

Toyota Industries Corporation's dividend policy is to continue paying stable dividends, while giving overall consideration to business results and the dividends payout ratio, in order to meet the expectations of shareholders.

Toyota Industries' Ordinary General Meeting of Shareholders, held on June 27, 2003, approved a year-end cash dividend of ¥12.0 per share. Including the interim cash dividend of ¥10.0 per share, cash dividends for the year totaled ¥22.0 per share, an increase of ¥3.0 per share over fiscal 2002. The dividend payout ratio increased from 23.8% to 34.0%.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Stock Repurchase Program

On June 27, 2002, the Ordinary General Meeting of Shareholders resolved to authorize the Board of Directors of Toyota Industries Corporation to repurchase up to 20 million of the Company's common shares. This allows the Company to implement flexible capital policies in accordance with the business environment.

In fiscal 2003, the Company repurchased 20 million of its common shares at a total purchase cost of ¥35.2 billion. As a result, the Company now holds 20.55 million shares of its treasury stock. Its total outstanding common shares at year-end were 292,777 thousand shares (excluding treasury stock).

On June 27, 2003, the Ordinary General Meeting of Shareholders adopted a resolution to authorize the Company to repurchase an additional 20 million shares at a total price not exceeding ¥45.0 billion. This will allow the Company to obtain more shares in accordance with changes in the business environment.

Toyota Industries' Relationship to Toyota Motor Corporation ("TMC")

Because of its historical background, Toyota Industries has a close relationship with TMC and Toyota Group companies in terms of capital investment and business dealings.

In 1933, Kiichiro Toyoda, eldest son of founder Sakichi Toyoda and Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.) at the time, established the Automobile Division within the Company. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

As of March 31, 2003, Toyota Industries holds 5.4% (196,725 thousand shares) of TMC's total shares issued. As of the same date, TMC holds 24.7% (72,316 thousand shares) of total voting rights. Toyota Industries is one of TMC's affiliates accounted for by the equity method.

TMC assigns the assembly of certain cars and the production of automobile engines to us. We also directly or indirectly manufacture and sell other automobile components to TMC. In fiscal 2003, our net sales to Toyota Group companies accounted for approximately 56% of consolidated net sales.

As a member of the Toyota Group, we intend to enhance the competitiveness of TMC and other Toyota Group companies by contributing in such areas as quality, cost, delivery and technology. We believe that this will be reflected in increases in sales and profits for the Toyota Group, thus increasing the shareholder value of Toyota Industries.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2003**	2002	**2003**
Current assets:			
Cash and cash equivalents (Note 4)	**¥ 136,929**	¥ 71,120	**$ 1,139,176**
Trade notes and accounts receivable (Note 8)	**119,048**	107,821	**990,416**
Short-term investments (Note 5)	**3,692**	7,979	**30,715**
Inventories (Note 6)	**69,141**	70,511	**575,216**
Deferred tax assets (Note 15)	**14,072**	10,081	**117,072**
Other current assets	**30,925**	29,731	**257,280**
Less — allowance for doubtful accounts	**(1,999)**	(1,917)	**(16,631)**
Total current assets	**371,808**	295,326	**3,093,244**
Fixed assets:			
Property, plant and equipment:			
Buildings and structures (Note 8)	**118,449**	102,659	**985,433**
Machinery, equipment and vehicles (Notes 8 and 16)	**157,733**	149,259	**1,312,254**
Tools, furniture and fixtures (Note 16)	**16,007**	15,483	**133,170**
Land (Note 8)	**56,255**	46,550	**468,012**
Construction in progress	**13,749**	23,692	**114,384**
Total property, plant and equipment	**362,193**	337,643	**3,013,253**
Intangible assets:			
Software	**9,195**	6,347	**76,498**
Goodwill	**87,578**	88,528	**728,602**
Total intangible assets	**96,773**	94,875	**805,100**
Investments and other assets:			
Investments in securities (Notes 5 and 8)	**745,909**	968,604	**6,205,566**
Unconsolidated subsidiaries and affiliated companies	**16,431**	17,751	**136,697**
Long-term loans	**10,522**	11,533	**87,537**
Long-term prepaid expenses	**15,082**	11,927	**125,474**
Deferred tax assets (Note 15)	**2,863**	2,237	**23,819**
Other investments and other assets (Note 14)	**29,057**	30,621	**241,739**
Less — allowance for doubtful accounts	**(247)**	(116)	**(2,055)**
Total investments and other assets	**819,617**	1,042,557	**6,818,777**
Total fixed assets	**1,278,583**	1,475,075	**10,637,130**
Total assets	**¥1,650,391**	¥1,770,401	**$13,730,374**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2003	2002	Thousands of U.S. dollars (Note 1) 2003
Current liabilities:			
Trade notes and accounts payable	**¥ 117,424**	¥ 111,251	**$ 976,905**
Short-term bank loans (Note 8)	**78,053**	33,371	**649,359**
Current portion of bounds	**20,000**	–	**166,389**
Current portion of convertible bonds	**75,692**	–	**629,717**
Other payables	**17,406**	21,662	**144,809**
Accrued expenses	**42,027**	36,327	**349,642**
Accrued income taxes	**14,144**	8,611	**117,671**
Deposits received from employees	**19,234**	18,548	**160,017**
Deferred tax liabilities (Note 15)	**1,192**	494	**9,917**
Other current liabilities (Note 8)	**8,193**	6,375	**68,161**
Total current liabilities	**393,365**	236,639	**3,272,587**
Long-term liabilities:			
Bonds	**200,300**	140,300	**1,666,389**
Convertible bonds	**–**	75,742	**–**
Long-term debt (Notes 7 and 8)	**36,577**	65,941	**304,301**
Deferred tax liabilities (Note 15)	**212,355**	315,978	**1,766,681**
Allowance for retirement benefits (Note 14)	**34,100**	28,840	**283,694**
Other long-term liabilities	**10,833**	9,293	**90,125**
Total long-term liabilities	**494,165**	636,094	**4,111,190**
Total liabilities	**887,530**	872,733	**7,383,777**
Minority interest in consolidated subsidiaries	**23,993**	18,856	**199,609**
Shareholders' equity (Note 10):			
Common stock:			
Authorized — 1,091,245,000 shares			
Issued — 313,324,451 shares in 2003 and 313,299,249 shares in 2002	**68,047**	68,022	**566,115**
Capital surplus	**89,365**	89,327	**743,469**
Retained earnings	**269,381**	253,975	**2,241,106**
Net unrealized gains on other securities	**331,668**	456,415	**2,759,301**
Foreign currency translation adjustments	**16,890**	12,361	**140,516**
Treasury stock at cost — 20,547,253 shares in 2003 and 503,091 shares in 2002	**(36,483)**	(1,288)	**(303,519)**
Total shareholders' equity	**738,868**	878,812	**6,146,988**
Total liabilities and shareholders' equity	**¥1,650,391**	¥1,770,401	**$13,730,374**

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Net sales	**¥1,069,219**	¥980,163	¥767,383	**$8,895,333**
Cost of sales (Note 11)	**899,702**	828,626	663,013	**7,485,042**
Gross profit	**169,517**	151,537	104,370	**1,410,291**
Selling, general and administrative expenses (Note 11)	**117,039**	105,207	57,066	**973,702**
Operating income	**52,478**	46,330	47,304	**436,589**
Non-operating income:				
Interest income	**8,985**	8,618	4,242	**74,750**
Dividends income	**8,888**	7,726	6,957	**73,944**
Other non-operating income (Note 12)	**8,461**	6,779	5,050	**70,391**
Non-operating expenses:				
Interest expenses	**10,522**	10,844	6,446	**87,537**
Equity in net loss of unconsolidated subsidiaries and affiliated companies	**4,634**	928	973	**38,552**
Other non-operating expenses (Note 12)	**12,281**	9,815	11,609	**102,172**
Ordinary income	**51,375**	47,866	44,525	**427,413**
Extraordinary gains:				
Gain on securities contribution to employee retirement benefit trust	**–**	–	15,080	**–**
Extraordinary losses:				
Cumulative effect of change in accounting standards for retirement benefits	**–**	–	19,056	**–**
Provision for retirement and severance benefits for directors and corporate auditors	**–**	–	2,329	**–**
Revalued loss of investment securities	**4,298**	–	–	**35,757**
Loss on disposal of property, plant and equipment due to relocation of the factory	**3,407**	–	–	**28,345**
Income before income taxes	**43,670**	47,866	38,220	**363,311**
Income taxes — current (Note 15)	**28,121**	20,843	21,161	**233,952**
Income taxes — deferred (Note 15)	**(7,304)**	(1,136)	(6,338)	**(60,765)**
Minority interest in consolidated subsidiaries	**919**	848	760	**7,645**
Net income	**¥ 21,934**	¥ 27,311	¥ 22,637	**$ 182,479**

	Yen			U.S. dollars
Net income per share — basic	**¥70.19**	¥87.28	¥75.90	**$0.58**
Net income per share — diluted	**62.90**	78.26	67.77	**0.52**
Cash dividends per share	**22.00**	19.00	17.00	**0.18**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the years ended March 31, 2003, 2002 and 2001

	Number of shares (Thousands)	Millions of yen					
		Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2000	283,296	¥ 40,178	¥ 60,673	¥ 215,463	¥ –	¥ –	¥ (21)
Net income	–	–	–	22,637	–	–	–
Cash dividends	–	–	–	(4,533)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(199)	–	–	–
Capital increase by issuance of shares	30,000	27,841	27,840	–	–	–	–
Adoption of the accounting standards for financial instruments (Note 3)	–	–	–	–	558,673	–	–
Adoption of the accounting standards for foreign currency transactions (Note 3)	–	–	–	–	–	2,746	–
Balance at March 31, 2001	313,296	68,019	88,513	233,368	558,673	2,746	(21)
Net income	–	–	–	27,311	–	–	–
Cash dividends	–	–	–	(5,635)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(258)	–	–	–
Net unrealized gains on other securities	–	–	–	–	(102,258)	–	–
Foreign currency translation adjustments	–	–	–	–	–	9,615	–
Conversions of convertible bonds	3	3	3	–	–	–	–
Treasury stock at cost	–	–	–	–	–	–	(1,267)
Transfer due to merger of a subsidiary	–	–	811	(811)	–	–	–
Balance at March 31, 2002	313,299	68,022	89,327	253,975	456,415	12,361	(1,288)
Net income	–	–	–	**21,934**	–	–	–
Cash dividends	–	–	–	**(6,246)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(282)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**(124,747)**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**4,529**	–
Conversions of convertible bonds	**25**	**25**	**25**	–	–	–	–
Treasury stock at cost	–	–	–	–	–	–	**(35,195)**
Gain on disposal of treasury stock	–	–	**13**	–	–	–	–
Balance at March 31, 2003	**313,324**	**¥68,047**	**¥89,365**	**¥269,381**	**¥331,668**	**¥16,890**	**¥(36,483)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2002	$ 565,907	$ 743,153	$ 2,112,936	$ 3,797,130	$ 102,837	$ (10,715)
Net income	–	–	**182,479**	–	–	–
Cash dividends	–	–	**(51,963)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(2,346)**	–	–	–
Net unrealized gains on other securities	–	–	–	**(1,037,829)**	–	–
Foreign currency translation adjustments	–	–	–	–	**37,679**	–
Conversions of convertible bonds	**208**	**208**	–	–	–	–
Treasury stock at cost	–	–	–	–	–	**(292,804)**
Gain on disposal of treasury stock	–	**108**	–	–	–	–
Balance at March 31, 2003	**$566,115**	**$743,469**	**$2,241,106**	**$ 2,759,301**	**$140,516**	**$(303,519)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Cash flows from operating activities:				
Income before income taxes	**¥ 43,670**	¥ 47,866	¥ 38,220	**$ 363,311**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	**59,154**	55,174	46,454	**492,130**
Increase (decrease) in allowance for doubtful accounts	**220**	251	(129)	**1,830**
Interest and dividends income	**(17,874)**	(16,343)	(11,199)	**(148,702)**
Interest expenses	**10,522**	10,844	6,446	**87,537**
Equity in net loss of affiliates	**4,634**	928	973	**38,552**
(Increase) decrease in receivables	**(7,406)**	8,081	(2,450)	**(61,614)**
Decrease (increase) in inventories	**1,253**	(1,371)	(3,922)	**10,424**
Increase (decrease) in payables	**5,431**	(3,403)	8,178	**45,183**
Others, net	**20,416**	(174)	8,914	**169,851**
Subtotal	**120,020**	101,853	91,485	**998,502**
Interest and dividends income received	**17,983**	16,372	11,212	**149,609**
Interest expenses paid	**(10,945)**	(10,907)	(6,155)	**(91,057)**
Income taxes paid	**(23,875)**	(26,240)	(18,129)	**(198,627)**
Net cash provided by operating activities	**103,183**	81,078	78,413	**858,427**
Cash flows from investing activities:				
Payments for purchases of marketable securities	**(1,664)**	(5,884)	(1,719)	**(13,844)**
Proceeds from sales of marketable securities	**8,447**	4,213	4,323	**70,275**
Payments for purchases of property, plant and equipment	**(86,703)**	(73,606)	(55,127)	**(721,323)**
Proceeds from sales of property, plant and equipment	**749**	2,617	2,384	**6,231**
Payments for purchases of investment securities	**(21,896)**	(21,121)	(9,667)	**(182,163)**
Proceeds from sales of investment securities	**9,792**	4,033	2,107	**81,464**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**944**	(705)	(86,137)	**7,854**
Payments for loans made	**(1,664)**	(3,139)	(3,411)	**(13,844)**
Proceeds from collections of loans	**2,931**	2,575	11,266	**24,384**
Payments for acquisition of business	**–**	(23,719)	–	**–**
Others, net	**(6,057)**	8,025	(19,890)	**(50,390)**
Net cash used in investing activities	**(95,121)**	(106,711)	(155,871)	**(791,356)**
Increase in short-term bank loans, net	**5,886**	1,062	6,884	**48,968**
Proceeds from issuance of commercial paper	**–**	–	80,000	**–**
Redemption of commercial paper	**–**	–	(80,000)	**–**
Proceeds from long-term bank loans	**21,797**	8,048	4,111	**181,340**
Repayments of long-term bank loans	**(9,808)**	(2,755)	(6,586)	**(81,597)**
Proceeds from issuances of bonds	**79,690**	–	39,797	**662,978**
Proceeds from issuances of common stock	**–**	–	55,229	**–**
Payments for repurchase of treasury stock	**(35,195)**	(1,389)	–	**(292,804)**
Cash dividends paid	**(6,244)**	(5,634)	(4,533)	**(51,947)**
Cash dividends paid for minority shareholders	**(195)**	(614)	(420)	**(1,622)**
Others, net	**1,845**	2,507	(10)	**15,349**
Net cash provided by financing activities	**57,776**	1,225	94,472	**480,665**
Translation adjustments of cash and cash equivalents	**(29)**	231	951	**(241)**
Net increase (decrease) in cash and cash equivalents	**65,809**	(24,177)	17,965	**547,495**
Cash and cash equivalents at beginning of year	**71,120**	95,297	77,332	**591,681**
Cash and cash equivalents at end of year	**¥136,929**	¥ 71,120	¥ 95,297	**$1,139,176**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥120.20 = US $1, the approximate rate of exchange prevailing at March 31, 2003, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 118 subsidiaries (33 domestic subsidiaries and 85 overseas subsidiaries, which are listed on page 98 and 99) in 2003, 111 subsidiaries (26 domestic subsidiaries and 85 overseas subsidiaries) in 2002 and 100 subsidiaries (22 domestic subsidiaries and 78 overseas subsidiaries) in 2001.

For the year ended March 31, 2003, eight subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of consolidation. Since two subsidiaries out of eight subsidiaries are deemed as being acquired by the Company as of the semi-annual period end and as of October 1, 2002, respectively, the results of operations of the latter half of the year of those subsidiaries are consolidated in the consolidated financial statements. Two subsidiaries are excluded from the scope of consolidation due to temporary investments.

For the year ended March 31, 2002, 15 subsidiaries were newly added to the scope of consolidation and four companies were excluded from the scope of consolidation. Since five subsidiaries out of 15 subsidiaries were deemed as being acquired by the Company as of the semi-annual period end, the results of operations of the latter half of the year of those subsidiaries were consolidated in the consolidated financial statements. One subsidiary was excluded from the scope of consolidation due to temporary investments.

For the year ended March 31, 2001, 72 subsidiaries, including 63 BT Industries group companies, were newly added to the scope of consolidation. Since 64 subsidiaries out of 72 subsidiaries were deemed as being acquired by the Company as of the semi-annual period end, the results of operations of the latter half of the year of those subsidiaries were consolidated in the consolidated financial statements. Two subsidiaries were excluded from the scope of consolidation due to temporary investments.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in two unconsolidated subsidiaries and 16 major affiliates in 2003, one unconsolidated subsidiary and 18 major affiliates in 2002 and two unconsolidated subsidiaries and 17 major affiliates in 2001 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 99.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates. The resulting translation adjustments are included as a separate component of shareholders' equity from the year ended March 31, 2001. Changes in accounting policies are discussed in Note 3.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Effective beginning the year ended March 31, 2001, Toyota Industries adopted new accounting standards for financial instruments that include accounting for marketable securities and investment in securities. The new accounting standards require Toyota Industries to classify securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2003 and 2002.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2003 and 2002 was ¥465,151 million (US$3,869,809 thousand) and ¥447,600 million, respectively.

Estimated useful lives are mainly as follows:

Building and structures	5 – 50 years
Machinery, equipment and vehicles	3 – 22
Tools, furniture and fixtures	2 – 20

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred. Goodwill incurred before April 1, 2000 has been amortized over five years on a straight-line basis.

Accumulated amortization of intangibles and goodwill as of March 31, 2003 and 2002 was ¥23,579 million (US$196,165 thousand) and ¥16,185 million, respectively.

(9) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(10) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(11) Allowance for retirement benefits

Effective beginning the year ended March 31, 2001, Toyota Industries adopted new accounting standards for retirement benefits for employees. Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount which is required at the end of the year by an internal rule describing the retirement benefits for directors is accrued. The change in accounting policy is described in Note 3.

(12) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(13) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(14) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:	derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items:	risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(15) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

(16) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(17) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years. The change in accounting policy is described in Note 3.

(18) Reclassification

Certain prior year amounts have been reclassified to conform to the 2003 presentation. These changes had no impact on previously reported results of operation or cash flows or shareholders' equity.

3. Changes in accounting policies and adoption of new accounting standards

(1) For the year ended March 31, 2003

Accounting standard for earnings per share

Effective beginning the year ended March 31, 2003, Financial Accounting Standard No. 2 "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No. 4 "Implementation Guidance for Accounting Standards for Earnings Per Share" issued by the Accounting Standards Board of Japan have been applied. The impact of adoption for new accounting standards is described in "20. Net income per share" below.

(2) For the year ended March 31, 2001

(a) Allowance for retirement and severance benefits for directors and corporate auditors

The Company's retirement and severance benefits for directors and corporate auditors were previously recorded as expenses at the time they were awarded. However, in order to make period earnings more appropriate, beginning the year ended March 31, 2001, these expenses are accrued based on the directors' retirement benefit rule. Compared to the previous method, operating income and ordinary income decreased by ¥196 million and income before income taxes decreased by ¥2,525 million.

(b) Accounting for retirement benefits

Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits have been applied. As a result, operating income and ordinary income decreased by ¥1,005 million and income before income taxes decreased by ¥4,982 million. Also, cumulative effect of change in accounting standards for retirement benefits of ¥19,057 million was charged to income and recorded as an extraordinary loss, and gain on securities contribution to employee retirement benefit trust of ¥15,080 million was charged to income and recorded as an extraordinary gain. Allowance for retirement and severance benefits and unamortized prior service cost are included in allowance for retirement benefits.

(c) Accounting for financial instruments

Effective beginning the year ended March 31, 2001, the new accounting standards for financial instruments have been applied. As a result, ordinary income and income before income taxes increased by ¥359 million. At the beginning of the year ended March 31, 2001, Toyota Industries reviewed the holding purposes of the securities it owned. As a result, marketable securities expiring within one year were classified under current assets as marketable securities and the others were classified as investment in securities. As a result, marketable securities decreased by ¥394 million and investment in securities increased by the same amount.

(d) Accounting for foreign currency transactions

Effective beginning the year ended March 31, 2001, the amended accounting standards for foreign currency transactions have been applied. Neither profits nor losses resulted from this change. Effective beginning the year ended March 31, 2001, translation adjustments, which had been listed under assets in the consolidated balance sheets as of March 31, 2000, have been shifted under shareholders' equity and included in minority interest in consolidated subsidiaries due to the amendment of Japanese Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

4. Acquisitions

(1) For the year ended March 31, 2002

Summary of assets and liabilities that increased due to the acquisition of business (materials handling sales operation) from Toyota Motor Corporation is as follows:

	Millions of yen
Current assets	¥11,912
Fixed assets	14,957
Current liabilities	(1,184)
Long-term liabilities	(1,152)
Acquisition cost	24,533
Less: cash and cash equivalents	(814)
Cash payment for the acquisition	¥23,719

(2) For the year ended March 31, 2001

By May 31, 2000, the Company had acquired 97.1% of the share capital of BT Industries AB, a holding company of BT Industries group, which consists of materials handling equipment manufacturing and sales companies. Due to this acquisition, Toyota Industries recorded goodwill amounting to ¥61,557 million, which is amortized over 20 years.

The summarized assets and liabilities arising from the acquisition, the acquisition cost to purchase BT Industries AB's shares, and the net cash payment made for the acquisition are as follows:

	Millions of yen
Current assets	¥ 56,289
Fixed assets	117,255
Current liabilities	(33,559)
Long-term liabilities	(49,450)
Minority interest	(762)
Acquisition cost of BT Industries AB	89,773
Less: cash and cash equivalents in BT Industries AB	(3,745)
Cash payment for the acquisition of BT Industries AB	¥ 86,028

5. Marketable securities

(1) As of and for the year ended March 31, 2003

(a) Other securities with readily determinable fair value as of March 31, 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	¥159,155	¥713,979	¥554,824	$1,324,085	$5,939,925	$4,615,840
Bonds						
Corporate bonds	703	703	0	5,849	5,849	0
Other	430	472	42	3,577	3,927	350
Subtotal	160,288	715,154	554,866	1,333,511	5,949,701	4,616,190
Securities with carrying amount not exceeding acquisition cost:						
Stocks	17,963	14,341	(3,622)	149,443	119,310	(30,133)
Bonds						
Government and municipal bonds, etc.	20,000	20,000	(0)	166,389	166,389	(0)
Corporate bonds	2,002	2,002	(0)	16,656	16,656	(0)
Other bonds	3	3	–	24	24	–
Subtotal	39,968	36,346	(3,622)	332,512	302,379	(30,133)
Total	¥200,256	¥751,500	¥551,244	$1,666,023	$6,252,080	$4,586,057

In this year, Toyota Industries recorded ¥3,671 million (US$30,541 thousand) of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2003 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥9,762	¥1,558	¥5	$81,215	$12,962	$42

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2003 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	¥ –	$ –
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	17,117	142,404
Money management funds	30,073	250,191

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2003 is as follows:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds								
Government bonds	¥20,000	¥0	¥–	¥–	$166,389	$0	$–	$–
Corporate bonds	2,705	–	–	–	22,504	–	–	–
Other bonds	3	–	–	–	25	–	–	–
Total	¥22,708	¥0	¥–	¥–	$188,918	$0	$–	$–

(2) As of and for the year ended March 31, 2002

(a) Other securities with readily determinable fair value as of March 31, 2002 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥160,158	¥941,875	¥781,717
Bonds			
Corporate bonds	2,999	3,000	1
Subtotal	163,157	944,875	781,718
Securities with carrying amount not exceeding acquisition cost:			
Stocks	15,324	10,014	(5,310)
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	7,093	7,090	(3)
Other bonds	3	3	–
Subtotal	22,420	17,107	(5,313)
Total	¥185,577	¥961,982	¥776,405

In this year, Toyota Industries recorded ¥302 million of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2002 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥17,967	¥242	¥11

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2002 are as follows:

	Millions of yen
Held-to-maturity securities	¥ –
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	14,996
Money management funds	20,440
Foreign unlisted bonds	7

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2002 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds	¥ –	¥ 0	¥–	¥–
Corporate bonds	8,379	1,711	–	–
Other bonds	2	7	–	–
Total	¥8,381	¥1,718	¥–	¥–

6. Inventories

Inventories as of March 31, 2003 and 2002 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished goods	¥28,524	¥27,490	$237,304
Raw materials	10,284	11,733	85,557
Work in process	22,956	25,193	190,982
Supplies	7,377	6,095	61,373
Total	¥69,141	¥70,511	$575,216

7. Long-term debt

(1) Long-term debt as of March 31, 2003 and 2002 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
The Company:			
0.35% convertible bonds due 2003 without collateral	**¥ 75,692**	¥ 75,742	**$ 629,717**
2.70% bonds due 2008 without collateral	**30,000**	30,000	**249,584**
1.50% bonds due 2003 without collateral	**20,000**	20,000	**166,389**
2.15% bonds due 2008 without collateral	**20,000**	20,000	**166,389**
1.50% bonds due 2006 without collateral	**15,000**	15,000	**124,792**
1.94% bonds due 2009 without collateral	**15,000**	15,000	**124,792**
1.25% bonds due 2005 without collateral	**20,000**	20,000	**166,389**
1.91% bonds due 2010 without collateral	**20,000**	20,000	**166,389**
0.41% bonds due 2007 without collateral	**30,000**	–	**249,584**
1.13% bonds due 2012 without collateral	**50,000**	–	**415,974**
Consolidated subsidiaries:			
1.80% bonds due 2005	**300**	300	**2,496**
Long-term bank loans	**39,904**	67,899	**331,980**
Less: current portion of long-term debt	**(99,019)**	(1,958)	**(823,785)**
Total	**¥236,877**	¥281,983	**$1,970,690**

The conversion period of the 0.35% convertible bonds due 2003 is from May 1, 1996 to September 29, 2003 and the conversion price was ¥1,983.90 (US$16.50) per share as of March 31, 2003. The aggregate number of shares issuable upon conversion thereof at such conversion price was 38,153 thousand shares.

(2) Annual maturities of long-term debt as of March 31, 2003 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	**¥ 99,019**	**$ 823,785**
2005	**7,810**	**64,975**
2006	**22,935**	**190,807**
2007	**16,058**	**133,594**
2008	**61,682**	**513,161**
2009 and thereafter	**128,392**	**1,068,153**
Total	**¥335,896**	**$2,794,475**

8. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Investments in securities	**¥21,724**	¥21,854	**$180,732**
Buildings and structures	**3,713**	4,213	**30,890**
Land	**5,340**	3,715	**44,426**
Machinery, equipment and vehicles	**-**	734	**-**
Trade notes and accounts receivable	**519**	449	**4,318**
Other	**29**	29	**241**
Total	**¥31,325**	¥30,994	**$260,607**

(2) Secured liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Other current liabilities	**¥18,936**	¥18,468	**$157,537**
Short-term bank loans	**7,756**	10,923	**64,526**
Long-term debt	**3,276**	2,691	**27,255**
Total	**¥29,968**	¥32,082	**$249,318**

9. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2003 and 2002 as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Guarantees given by the Company	**¥32,996**	¥ 262	**$274,509**
Guarantees given by consolidated subsidiaries	**6,378**	5,205	**53,062**
Guarantee forwards given by the Company	**3,621**	3,881	**30,125**

Guarantees given by consolidated subsidiaries consist of 467,278 and 421,480 thousand of Swedish krona.

10. Shareholders' equity

Under the Japanese Commercial Code, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of the sum of common stock and capital reserve. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

Year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Commercial Code.

11. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥29,705 million (US$247,130 thousand), ¥29,985 million and ¥26,196 million for the years ended March 31, 2003, 2002 and 2001, respectively.

12. Other non-operating income and expenses

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Other non-operating income:				
Gain on sales of marketable securities	**¥ 1,851**	¥ 242	¥ 725	**¥ 15,399**
Rental income of fixed assets	**2,036**	2,214	1,475	**16,939**
Exchange gain	**1,709**	2,324	453	**14,218**
Gain on sales of fixed assets	**332**	375	148	**2,762**
Sundries	**2,533**	1,624	2,249	**21,073**
Total	**¥ 8,461**	¥6,779	¥ 5,050	**¥ 70,391**
Other non-operating expenses:				
Loss on impairment of securities	**¥ –**	¥ 302	¥ 430	**¥ –**
Depreciation	**2,202**	2,082	2,307	**18,320**
Loss on disposal of fixed assets	**3,101**	1,941	2,996	**25,799**
Exchange loss	**1,224**	557	525	**10,183**
Bond issue costs	**329**	19	227	**2,737**
Sundries	**5,425**	4,914	5,124	**45,133**
Total	**¥12,281**	¥9,815	¥11,609	**¥102,172**

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans:

The Company and its domestic subsidiaries maintain tax qualified pension plans and lump-sum indemnities plans, both of which are non-contributory defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of pension plan from lump-sum indemnities plan to tax qualified pension plan. As of March 31, 2003, tax qualified pension plan covers 50% of total plans. Also, the Company established an employee retirement benefit trust.

(2) Components of allowance for retirement benefits as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Benefit obligation	**¥ 95,904**	¥ 80,039	**$ 797,870**
Plan assets	**(46,640)**	(49,105)	**(388,020)**
Unfunded benefit obligation	**49,264**	30,934	**409,850**
Unrecognized actuarial loss	**(25,341)**	(9,581)	**(210,823)**
Unrecognized loss in prior service obligation	**(187)**	–	**(1,556)**
Net amount recognized on the balance sheet	**23,736**	21,353	**197,471**
Prepaid pension expenses	**(7,626)**	(5,115)	**(63,444)**
Allowance for retirement benefits	**¥ 31,362**	¥ 26,468	**$ 260,915**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the balance sheets includes ¥2,738 million (US$22,779 thousand) and ¥2,372 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2003 and 2002, respectively.

(3) Components of retirement benefit expenses for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Service cost	**¥6,615**	¥6,018	¥ 3,799	**$55,033**
Interest cost	**2,036**	1,843	1,677	**16,939**
Expected return on plan assets	**(797)**	(704)	(637)	**(6,631)**
Amortization of prior service obligation	**12**	–	–	**100**
Amortization of unrecognized actuarial gain or loss	**484**	225	–	**4,027**
Amortization of transition obligation	**–**	–	19,057	**–**
Retirement benefit expenses	**¥8,350**	¥7,382	¥23,896	**$69,468**

Retirement expenses of subsidiaries which adopted the simplified method are included in both service cost and amortization of transition obligation.

Due to the establishment of a retirement benefit trust in the year ended March 31, 2001, which was the first year of accounting standards for retirement benefit's adoption, amortization of transition obligation also included ¥17,845 million of one-time amortization of retirement benefit obligation which was equivalent to fair value of trust properties at the time of its contribution.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001	
Method of attribution of estimated retirement benefits to periods of employee service: straight-line method				
Discount rate	**2.0%**	3.0%	3.0%	
Expected return on plan assets	**3.0%**	3.0%	3.0%	
Amortization period of prior service obligation	**6–11 years**	–	–	— Straight-line method over the remaining service period of employees starting from following year
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	20 years	— Straight-line method over the average remaining service period of employees starting from following year

15. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:			
Allowance for retirement benefits	¥ 6,285	¥ 4,090	$ 52,288
Trade receivables	5,122	3,282	42,612
Accrued expenses	4,644	3,272	38,636
Net operating loss carry-forwards for tax purposes	2,437	2,806	20,275
Depreciation	2,867	2,386	23,852
Securities	3,149	1,456	26,198
Enterprise tax payable	1,124	709	9,351
Other	11,567	9,608	96,231
Subtotal	37,195	27,609	309,443
Less — valuation allowance	(2,508)	(2,382)	(20,865)
Total deferred tax assets	34,687	25,227	288,578
Deferred tax liabilities:			
Other securities	219,413	319,819	1,825,399
Depreciation	4,513	4,290	37,546
Land	2,650	1,138	22,047
Reserve for advanced depreciation	337	338	2,804
Reserve for special depreciation	549	290	4,567
Other	3,837	3,506	31,922
Total deferred tax liabilities	231,299	329,381	1,924,285
Net deferred tax liabilities	¥(196,612)	¥(304,154)	$(1,635,707)

Net deferred tax liabilities consist of the following components on the consolidated balance sheet.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current assets — deferred tax assets	¥ 14,072	¥ 10,081	$ 117,072
Investments and other assets — deferred tax assets	2,863	2,237	23,819
Current liabilities — deferred tax liabilities	(1,192)	(494)	(9,917)
Long-term liabilities — deferred tax liabilities	(212,355)	(315,978)	(1,766,681)
Net deferred tax liabilities	¥(196,612)	¥(304,154)	$(1,635,707)

In conjunction with promulgation of "The act that amends part of local tax regulations that stipulate change of enterprise tax rate" (No. 9, 2003) on March 31, 2003, effective tax rate that is used for calculation of deferred tax assets and liabilities as of March 31, 2003, which will be realized on and after April 1, 2004 has been changed from 41.2% to 39.8%. As a result, net assets as of March 31, 2003 increased by ¥7,290 million and net income for the year then ended decreased by ¥421 million, respectively.

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Statutory rate of income taxes	**41.2%**	41.2%	41.2%
Addition (reduction) in taxes resulting from:			
Equity in losses of affiliates	**4.0**	0.8	1.0
Net pre-tax losses of subsidiaries	**1.2**	0.6	1.4
Elimination of dividend income	**0.8**	0.7	0.9
Dividends income and others permanently not recognized as taxable income	**(3.5)**	(5.4)	(6.7)
Amortization of goodwill	**3.1**	4.1	–
Other	**0.9**	(0.8)	1.0
Effective rate of income taxes	**47.7%**	41.2%	38.8%

16. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets as of March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Machinery and equipment:			
Acquisition cost equivalents	**¥8,258**	¥5,849	**$68,702**
Accumulated depreciation equivalents	**2,772**	1,391	**23,061**
Machinery and equipment net balance equivalents	**5,486**	4,458	**45,641**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**5,277**	5,313	**43,902**
Accumulated depreciation equivalents	**2,911**	2,530	**24,218**
Tools, furniture and fixtures net balance equivalents	**2,366**	2,783	**19,684**
Total net leased properties	**¥7,852**	¥7,241	**$65,325**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥2,274**	¥1,937	**$18,918**
Due after 1 year	**5,577**	5,304	**46,398**
Total	**¥7,851**	¥7,241	**$65,316**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	**¥2,566**	**$21,348**
2002	1,842	–
2001	1,505	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the year ended 2003, 2002 and 2001, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥ 2,878**	¥ 2,545	**$ 23,943**
Due after 1 year	**10,084**	9,696	**83,894**
Total	**¥12,962**	¥12,241	**$ 107,837**

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Machinery and equipment:			
Acquisition cost	**¥7,306**	¥6,975	**$60,782**
Accumulated depreciation	**4,284**	4,005	**35,641**
Total net leased property	**¥3,022**	¥2,970	**$25,141**

(b) Pro forma information regarding future minimum lease income as of March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥1,816**	¥1,658	**$15,108**
Due after 1 year	**2,657**	2,966	**22,105**
Total	**¥4,473**	¥4,624	**$37,213**

The amount equivalent to future minimum lease income includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease income by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipts and depreciation expenses for the years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Total lease payments to be received	**¥1,930**	¥2,220	**$16,057**
Depreciation expenses	**1,631**	1,112	**13,569**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥ 5,431**	¥ 4,525	**$ 45,183**
Due after 1 year	**9,320**	7,147	**77,538**
Total	**¥14,751**	¥11,672	**$122,721**

17. Subsequent events

On May 15, 2003, the Company exercised a warrant issued by Aichi Corporation on May 15, 2002. As a result, the Company increased its share of Aichi Corporation by 17.0% to 51.0%, making Aichi Corporation a subsidiary of the Company.

On June 27, 2003, the Ordinary General Meeting of Shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2003 of ¥12 (US$0.100) per share, or a total of ¥3,513 million (US$29,226 thousand), and bonuses to directors and corporate auditors of ¥224 million (US$1,864 thousand). Cash dividends for the year totaled ¥22 (US$0.183) per share, including a semi-annual dividend of ¥10 (US$0.083).

18. Segment information

(1) Business segments

As of and for the years ended March 31, 2003, 2002 and 2001:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Sales:				
Automobile				
Outside customer sales	**¥ 595,460**	¥ 563,599	¥457,631	**$4,953,910**
Intersegment transactions	**15,523**	15,412	4,097	**129,143**
	610,983	579,011	461,728	**5,083,053**
Materials handling equipment				
Outside customer sales	**373,008**	353,043	236,502	**3,103,228**
Intersegment transactions	**90**	44	–	**749**
	373,098	353,087	236,502	**3,103,977**
Textile machinery				
Outside customer sales	**48,740**	30,705	33,238	**405,491**
Intersegment transactions	**6**	50	–	**50**
	48,746	30,755	33,238	**405,541**
Others				
Outside customer sales	**52,011**	32,816	40,012	**432,704**
Intersegment transactions	**13,078**	11,056	4,531	**108,802**
	65,089	43,872	44,543	**541,506**
Subtotal	**1,097,916**	1,006,725	776,011	**9,134,077**
Elimination of intersegment transactions	**(28,697)**	(26,562)	(8,628)	**(238,744)**
Total	**¥1,069,219**	¥ 980,163	¥767,383	**$8,895,333**
Operating costs and expenses:				
Automobile	**¥ 580,875**	¥ 550,051	¥433,203	**$4,832,571**
Materials handling equipment	**356,923**	339,721	221,955	**2,969,410**
Textile machinery	**46,437**	31,146	33,203	**386,331**
Others	**61,177**	39,390	40,178	**508,960**
Elimination of intersegment transactions	**(28,671)**	(26,475)	(8,460)	**(238,528)**
Total	**¥1,016,741**	¥ 933,833	¥720,079	**$8,458,744**
Operating income (loss):				
Automobile	**¥ 30,108**	¥ 28,960	¥ 28,525	**$ 250,482**
Materials handling equipment	**16,175**	13,366	14,547	**134,567**
Textile machinery	**2,309**	(391)	35	**19,210**
Others	**3,912**	4,482	4,365	**32,546**
Elimination of intersegment transactions	**(26)**	(87)	(168)	**(216)**
Total	**¥ 52,478**	¥ 46,330	¥ 47,304	**$ 436,589**

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Assets:				
Automobile	**¥ 328,370**	¥ 317,133	¥ 282,504	**$ 2,731,863**
Materials handling equipment	**337,453**	319,335	270,975	**2,807,429**
Textile machinery	**30,922**	22,323	25,404	**257,255**
Others	**51,839**	31,640	15,487	**431,273**
Corporate assets or elimination	**901,807**	1,079,970	1,275,272	**7,502,554**
Total	**¥1,650,391**	¥1,770,401	¥1,869,642	**$13,730,374**
Depreciation and amortization:				
Automobile	**¥ 34,157**	¥ 33,403	¥ 31,764	**$ 284,168**
Materials handling equipment	**20,801**	18,882	10,766	**173,053**
Textile machinery	**1,006**	797	1,034	**8,370**
Others	**3,487**	2,307	3,071	**29,010**
Corporate or elimination of intersegment transactions	**(297)**	(215)	(181)	**(2,471)**
Total	**¥ 59,154**	¥ 55,174	¥ 46,454	**$ 492,130**
Capital expenditures:				
Automobile	**¥ 49,380**	¥ 61,023	¥ 54,734	**$ 410,815**
Materials handling equipment	**24,350**	26,337	70,673	**202,579**
Textile machinery	**2,164**	523	320	**18,003**
Others	**12,068**	903	2,311	**100,400**
Corporate or elimination of intersegment transactions	**(403)**	(466)	(765)	**(3,353)**
Total	**¥ 87,559**	¥ 88,320	¥ 127,273	**$ 728,444**

Main products of each segment are as follows:

Automobile .... Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment .... Counterbalanced forklifts, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles
Textile machinery .... Ring spinning frames, air-jet looms, water-jet looms
Others .... Ball grid array plastic package substrates for IC chipsets, casting machines

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(2) Geographical segments

As of and for the years ended March 31, 2003, 2002 and 2001:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Sales:				
Japan				
Outside customer sales	**¥ 733,869**	¥ 675,346	¥586,087	**$6,105,399**
Intersegment transactions	**78,518**	61,097	31,770	**653,228**
	812,387	736,443	617,857	**6,758,627**
North America				
Outside customer sales	**192,385**	180,535	123,355	**1,600,541**
Intersegment transactions	**1,411**	1,392	337	**11,739**
	193,796	181,927	123,692	**1,612,280**
Europe				
Outside customer sales	**139,515**	121,036	55,826	**1,160,691**
Intersegment transactions	**4,899**	5,426	749	**40,757**
	144,414	126,462	56,575	**1,201,448**
Others				
Outside customer sales	**3,450**	3,246	2,115	**28,702**
Intersegment transactions	**1,034**	652	478	**8,602**
	4,484	3,898	2,593	**37,304**
Subtotal	**1,155,081**	1,048,730	800,717	**9,609,659**
Elimination of intersegment transactions	**(85,862)**	(68,567)	(33,334)	**(714,326)**
Total	**¥1,069,219**	¥ 980,163	¥767,383	**$8,895,333**
Operating costs and expenses:				
Japan	**¥ 767,342**	¥ 695,442	¥577,381	**$6,383,877**
North America	**187,596**	177,442	118,422	**1,560,699**
Europe	**142,469**	125,345	53,724	**1,185,267**
Others	**4,560**	4,011	2,841	**37,936**
Elimination of intersegment transactions	**(85,226)**	(68,407)	(32,289)	**(709,035)**
Total	**¥1,016,741**	¥ 933,833	¥720,079	**$8,458,744**
Operating income (loss):				
Japan	**¥ 45,045**	¥ 41,001	¥ 40,476	**$ 374,750**
North America	**6,200**	4,485	5,270	**51,581**
Europe	**1,945**	1,117	2,851	**16,181**
Others	**(76)**	(113)	(248)	**(632)**
Elimination of intersegment transactions	**(636)**	(160)	(1,045)	**(5,291)**
Total	**¥ 52,478**	¥ 46,330	¥ 47,304	**$ 436,589**

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Assets:				
Japan	**¥ 554,034**	¥ 511,856	¥ 460,474	**$ 4,609,268**
North America	**144,739**	156,188	126,520	**1,204,151**
Europe	**223,446**	202,078	158,351	**1,858,951**
Others	**9,759**	5,757	4,987	**81,190**
Corporate assets or elimination	**718,413**	894,522	1,119,310	**5,976,814**
Total	**¥1,650,391**	¥1,770,401	¥1,869,642	**$13,730,374**

Significant countries or areas belonging to each segment are as follows:

North America .... U.S.A., Canada
Europe .... Sweden, France, Germany
Others .... India, China

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(3) Overseas sales

For the years ended March 31, 2003, 2002 and 2001:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Overseas sales:				
North America	**¥ 192,422**	¥181,177	¥140,161	**$1,600,849**
Europe	**181,347**	160,456	102,666	**1,508,710**
Others	**77,825**	54,837	55,967	**647,463**
Total	**¥ 451,594**	¥396,470	¥298,794	**$3,757,022**
Total sales	**¥1,069,219**	¥980,163	¥767,383	**$8,895,333**
Ratio of overseas sales to total sales (%):				
North America	**18.0%**	18.5%	18.2%	
Europe	**17.0**	16.4	13.4	
Others	**7.2**	5.5	7.3	
Total	**42.2%**	40.4%	38.9%	

Significant countries or areas belonging to each area as of March 31, 2003 are as follows:

North America .... U.S.A., Canada
Europe .... Germany, France, U.K.
Others .... China, Indonesia, Pakistan

19. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Toyota Motor Corporation	**¥417,058**	¥410,995	¥425,377	**$3,469,700**

Toyota Motor Corporation held 24.7% of the Company's shares as of March 31, 2003, 2002 and 2001, respectively. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2003, 2002 and 2001 were as follows:

Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Toyota Motor Corporation	**¥293,853**	¥284,531	¥195,514	**$2,444,700**

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Toyota Industries Health Insurance Society	**¥ 69**	¥ 72	¥ 69	**$574**
Toyota Medical Corporation	**39**	42	33	**325**
Total	**¥108**	¥114	¥102	**$899**

Toyota Industries Health Insurance Society's chairman as of March 31, 2003, 2002 and 2001 is Shiro Endo, who is a director of the Company and holds 0.01% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2003, 2002 and 2001 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.05% of the Company's shares. The transactions above were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2003 and 2002 are as follows:

Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Toyota Motor Corporation	**¥21,108**	¥20,873	**$175,607**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Toyota Motor Corporation	**¥29,753**	¥30,527	**$247,504**

20. Net income per share (EPS)

Bases of calculation for net income per share and net income per share diluted are as follows:

	Millions of yen	Thousands of U.S. dollars
	2003	2003
Net income per share:		
Net income	¥21,933	$182,471
Net income not attributable to common shareholders (bonus for directors and statutory auditors that are paid through appropriation)	329	2,737
Net income attributable to common shareholders	21,603	179,725
Weighted-average shares (thousand)	307,813	-
Net income per share (exact yen)	¥ 70.19	$ 0.58
Net income per share diluted:		
Adjustment for effect of dilutive securities (interest expenses of convertible bond)	¥ 157	$ 1,306
Weighted-average shares for diluted computation (thousand)	38,153	-
Net income per share diluted (exact yen)	¥ 62.90	$ 0.52

In conjunction with the implementation of Financial Accounting Standard No. 2 "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No. 4 "Implementation Guidance for Accounting Standards for Earnings Per Share" issued by the Accounting Standards Board of Japan, the Company has adopted those standards for the fiscal year. Net income per share for the year ended March 31, 2002 is changed from ¥87.28 to ¥86.39 and net income per share diluted for the year then ended is changed from ¥78.26 to ¥77.47, respectively, in accordance with new standards.

Report of Independent Accountants

ChuoAoyama Audit Corporation

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan
Telephone 81-52-551-3001
Facsimile 81-52-551-3005

June 27, 2003

To the Board of Directors of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

As described in Note 3, effective beginning the year ended March 31, 2001, Toyota Industries Corporation has changed its method of allowance for retirement and severance benefits for directors and corporate auditors.

As described in Note 3, effective beginning the year ended March 31, 2001, Toyota Industries Corporation and its Japanese consolidated subsidiaries have adopted new Japanese accounting standards for retirement benefits, financial instruments and foreign currency transactions.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation


TOYOTA

Toyota Industries in Figures

Toyota Industries in Figures

(Years ended March 31)

Net Sales, Ordinary Income and Ordinary Income Ratio



(¥ Billion)
(¥ Billion)
5.8%
4.9%
4.8%
4.1%
4.3%
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Net sales	¥558,876	¥625,773	¥767,383	¥980,163	**¥1,069,219**
Ordinary income	23,172	27,162	44,525	47,866	**51,375**
Ordinary income ratio (%)	4.1	4.3	5.8	4.9	**4.8**

Net sales (left) Ordinary income (right) Ordinary income ratio

Depreciation and Amortization



(¥ Billion)
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Depreciation and amortization:	¥34,380	¥42,752	¥46,454	¥55,174	**¥59,154**
Automobile Segment	26,518	31,707	31,764	33,403	**34,157**
Materials Handling Equipment Segment	5,548	7,751	10,766	18,882	**20,801**
Textile Machinery Segment	1,024	978	1,034	797	**1,006**
Others Segment (including corporate or elimination)	1,290	2,316	2,890	2,092	**3,190**

Automobile Materials Handling Equipment Textile Machinery Others

Capital Expenditures



(¥ Billion)
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Capital expenditures:	¥60,468	¥44,746	¥127,273	¥88,320	**¥87,559**
Automobile Segment	47,635	33,058	54,734	61,023	**49,380**
Materials Handling Equipment Segment	11,691	5,426	70,673	26,337	**24,350**
Textile Machinery Segment	663	1,042	320	523	**2,164**
Others Segment (including corporate or elimination)	479	5,220	1,546	437	**11,665**

Automobile Materials Handling Equipment Textile Machinery Others

R&D Expenses and R&D Expenses to Net Sales Ratio



(¥ Billion)
(%)
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
R & D expenses:	¥23,231	¥24,062	¥26,196	¥29,985	**¥29,705**
Automobile Segment	9,454	10,401	16,275	18,060	**18,748**
Materials Handling Equipment Segment	7,348	6,694	7,908	9,246	**9,298**
Textile Machinery Segment	2,243	1,905	615	1,335	**1,053**
Others Segment (including corporate or elimination)	4,186	5,062	1,398	1,344	**606**
R & D expenses to net sales ratio (%)	4.2	3.8	3.4	3.1	**2.8**

Automobile Materials Handling Equipment Textile Machinery Others (left)
R & D expenses to net sales ratio (right)

(Years ended March 31)

Net Sales and Operating Income of Automobile Segment



(¥ Billion)
(¥ Billion)
600
400
200
0
60
40
20
0
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Net sales of Automobile Segment	¥364,269	¥423,413	¥457,631	¥563,599	**¥595,460**
Operating income of Automobile Segment	17,398	24,428	28,525	28,960	**30,108**

☐ Net sales (left) ■ Operating income (right)

Net Sales and Operating Income of Materials Handling Equipment Segment



(¥ Billion)
(¥ Billion)
400
300
200
100
0
40
30
20
10
0
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Net sales of Materials Handling Equipment Segment	¥151,370	¥149,085	¥236,502	¥353,043	**¥373,008**
Operating income of Materials Handling Equipment Segment	8,452	5,750	14,547	13,366	**16,175**

☐ Net sales (left) ■ Operating income (right)

Net Sales and Operating Income (loss) of Textile Machinery Segment



(¥ Billion)
(¥ Billion)
60
40
20
0
(20)
(40)
6
4
2
0
(2)
(4)
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Net sales of Textile Machinery Segment	¥18,947	¥23,135	¥33,238	¥30,705	**¥48,740**
Operating income (loss) of Textile Machinery Segment	(3,455)	(2,972)	35	(391)	**2,309**

☐ Net sales (left) ■ Operating income (loss) (right)

Net Sales and Operating Income of Others Segment



(¥ Billion)
(¥ Billion)
60
50
40
30
20
10
0
12
10
8
6
4
2
0
FY 99 00 01 02 03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Net sales of Others Segment	¥24,290	¥30,140	¥40,012	¥32,816	**¥52,011**
Operating income of Others Segment	2,419	1,661	4,197	4,395	**3,886**

☐ Net sales (left) ■ Operating income (right)

Toyota Industries in Figures

(Years ended March 31)

ROE and ROA



(%)
6
4
2
0
FY
99
00
01
02
03

	%				
	1999	2000	2001	2002	**2003**
Return on equity (ROE)	3.4	4.4	3.6	3.0	**2.7**
Return on assets (ROA)	1.7	2.1	1.8	1.5	**1.3**

ROE   ROA

Net Income per Share



(¥)
100
80
60
40
20
0
FY
99
00
01
02
03

	Yen				
	1999	2000	2001	2002	**2003**
Net income per share — basic	¥36.30	¥48.32	¥75.90	¥87.28	**¥70.19**
Net income per share — diluted	32.62	43.18	67.77	78.26	**62.90**

Basic   Diluted

Interest-Bearing Debt, Shareholders' Equity and Debt/Equity Ratio



(¥ Billion)
(%)
1,000
800
600
400
200
0
100
80
60
40
20
0
FY
99
00
01
02
03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Interest-bearing debt	¥155,368	¥191,371	¥291,688	¥315,354	**¥410,622**
Shareholder's equity	301,158	316,293	951,298	878,812	**738,868**
Debt/equity ratio (%)	51.6	60.5	30.7	35.9	**55.6**

Interest-bearing debt (left)   Shareholders' equity (left)   Debt/equity ratio (right)

Shareholders' Equity per Share



(¥)
4,000
3,000
2,000
1,000
0
FY
99
00
01
02
03

	Yen				
	1999	2000	2001	2002	**2003**
Shareholders' equity per share	¥1,063.05	¥1,116.62	¥3,036.77	¥2,809.54	**¥2,522.52**

(Years ended March 31)

Cash Dividends per Share and Payout Ratio


(¥)
(%)
30
20
10
0
60
40
20
0
FY
99
00
01
02
03

	Yen				
	1999	2000	2001	2002	**2003**
Cash dividends per share	¥16.00	¥16.00	¥17.00	¥19.00	**¥22.00**
Payout ratio (%)	34.1	26.4	24.4	23.8	**34.0**

Cash dividends per share (left) — Payout ratio (right)

Market Capitalization


(¥ Billion)
800
600
400
200
0
FY
99
00
01
02
03

	Millions of yen				
	1999	2000	2001	2002	**2003**
Market capitalization	¥613,336	¥561,138	¥767,487	¥649,052	**¥513,824**

PER and PBR


(Times)
(Times)
60
45
30
15
0
2.0
1.5
1.0
0.5
0
FY
99
00
01
02
03

	Times				
	1999	2000	2001	2002	**2003**
Price/earnings ratio (PER)	59.6	41.0	32.3	23.8	**25.0**
Price/bookvalue ratio (PBR)	2.0	1.8	0.8	0.7	**0.7**

PER (left) — PBR (right)

Number of Employees


(Thousands)
30
20
10
0
FY
99
00
01
02
03

	Persons				
	1999	2000	2001	2002	**2003**
Number of employees	12,797	13,132	21,118	23,056	**25,030**

Toyota Industries in Figures

Common Stock Price and Trading Volume
(Tokyo Stock Exchange)



High
Opening
Closing
Low
High
Closing
Opening
Low
Black: Opening Price > Closing Price
White: Closing Price > Opening Price
(¥)
(Points)
3,000
2,500
2,000
1,500
1,000
500
0
Common stock price (left)
TOPIX monthly average (right)
(Thousand shares)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Trading volume
4/98
7
10
1/99
4
7
10
1/00
4
7
10
1/01
4
7
10
1/02
4
7
10
1/03
4

Note: TOPIX (Tokyo Stock Price Index) is an intellectual property that belongs to the Tokyo Stock Exchange, Inc. ("TSE"). All the rights to calculate, publicize, disseminate, and use the index value are reserved by the TSE.

(Years ended March 31)

	Yen				
	1999	2000	2001	2002	**2003**
Common stock price:					
High	¥2,455	¥2,350	¥2,580	¥2,770	**¥2,165**
Low	1,880	1,761	1,922	1,766	**1,725**
At year-end	2,165	1,981	2,450	2,075	**1,755**
Annual increase (decrease) (%)	(5.0)	(8.5)	23.7	(15.3)	**(15.4)**

Toyota Industries Close-up

Founded in 1926 by Japanese inventor Sakichi Toyoda as a manufacturing company of automatic looms, Toyota Industries Corporation has grown into a diverse enterprise covering a wide range of businesses, from automobiles to electronics. Today, the Company is divided into four segments: Automobile, Materials Handling Equipment, Textile Machinery and Others. Each of these segments is further divided into various subcategories of businesses and operations. The following pages provide a closer look at our extensive range of business fields and product groups.

Materials Handling Equipment

TOYOTA Material Handling Company

A Solid Presence in World Markets

TOYOTA Material Handling Company ("TMHC") was established as an in-house company in April 2001 when Toyota Industries took over Toyota Motor Corporation's ("TMC's") Industrial Equipment Sales Division and integrated it with the Industrial Vehicle Division and the Materials Handling System Division.

Note: TMHC is an in-house company (a division of Toyota Industries) and not a legally incorporated entity.

TMHC is a world leader in forklift trucks, with a full lineup of internal combustion and electric models ranging in capacity from 0.5 to over 40 tons. TMHC also develops and manufactures other industrial vehicles, including skid steer loaders and tow tractors for use at airports.

TMHC also manufactures and markets materials handling systems; i.e., products for storing, conveying, sorting and picking.

TMHC offers customers improved efficiency in their materials handling operations by developing a variety of materials handling systems such as automatic guided vehicle systems and automated storage and retrieval systems. Its wealth of know-how in materials handling, which has been accumulated and developed based on the Toyota Production System, helps TMHC provide customers with optimal materials handling solutions.

Note: Toyota Industries' materials handling systems such as racks, automated storage and retrieval systems, and automatic guided vehicle systems are sold only in Japan.

■ Products for the Japanese Market — Industrial Vehicles



GENEO *(7FD25)*
Internal Combustion Counterbalanced Forklift Truck



GENEO-B *(7FB15)*
Electric Counterbalanced Forklift Truck


TOYOTA

GENEO-E *(7FBE15)*
Three-Wheel Electric Counterbalanced Forklift Truck



Skid Steer Loader
(4SDKL8)

■ Products for the Japanese Market — Materials Handling Systems



Partner Rack (Rail-Less Mobile Type)
Rail-Less Mobile Rack



Rack Sorter B
Automated Storage and Retrieval System (Plastic Container Type)



Rack Sorter P
Automated Storage and Retrieval System (Pallet Type)



2AFBR15
Automatic Guided Forklift Truck



Road Sorter H
(ACBH10)
Automatic Guided Vehicle System

■ Products for the North American Market



7FBEU20
Three-Wheel Electric Counterbalanced Forklift Truck



7FBCU25
Electric Cushion Tire Counterbalanced Forklift Truck



7FGCU25
Internal Combustion Cushion Tire Counterbalanced Forklift Truck



7FGU70
Internal Combustion Counterbalanced Forklift Truck



7FGCU55-BCS
Internal Combustion Cushion Tire Counterbalanced Forklift Truck — Boxcar Special Model



6BPU15
Electric Order Picker Truck

■ Products for the European Market



7FGF/FDF25
Internal Combustion Counterbalanced Forklift Truck



7FBMF25
Electric Counterbalanced Forklift Truck



7FBRE16
Coldstore Reach Truck



7PML20
Electric Pallet Truck



7FBEF18
Three-Wheel Electric Counterbalanced Forklift Truck

These are only a few of the products Toyota Industries has introduced into each market.

Materials Handling Equipment

BT Industries AB

Global Supplier of Warehouse Trucks

Headquartered in Sweden, BT Industries AB ("BT Industries") is the world's leading supplier of warehouse trucks. BT Industries manufactures in seven plants in Europe and North America, where the company has particularly strong customer bases. BT Industries' products contribute to efficient materials handling operations for customers in approximately 70 countries. BT Industries meets the needs of the entire spectrum of materials handling, with products including hand pallet trucks, electric pallet trucks, reach trucks, very narrow aisle trucks and counterbalanced forklift trucks. Some examples are shown below.



BT LIFTER
Hand Pallet Truck



BT MINIMOVER
Electric Pallet Truck



BT ORION
Electric Pallet Truck



BT IXION
Stacker Truck



BT REFLEX AC
Reach Truck



BT OPUS
Low Level Order Picking Truck



BT OPAL
High Level Order Picking Truck



BT VECTOR
Very Narrow Aisle Truck



BT CARGO
Counterbalanced Truck

RAYMOND
Above. And beyond.™



Raymond Reach-Fork Truck
Reach Truck



Raymond Model 112 Pallet Truck
Electric Pallet Truck



Raymond EASi Pacer Stand-Up Counterbalanced Truck
Electric Counterbalanced Truck



Raymond EASi Orderpicker Truck
Order Picking Truck



Raymond Swing-Reach Truck
Very Narrow Aisle Truck

Compressor Division

Compressors — the Core of Car Air Conditioners

Toyota Industries is a leading manufacturer of car air-conditioning compressors with outstanding, unrivaled technologies. Such products include a 10-cylinder compressor with swash plate and fixed displacement, one-way swash plate compressor with continuous variable displacement, scroll-type and vane-type compressors, and electric compressors for electric vehicles.

In fiscal 2003, the Division succeeded in developing jointly with DENSO Corporation a car air-conditioning compressor that uses carbon dioxide (CO_2), a natural refrigerant.



■ Fixed Displacement Type



10S17 Compressor
(Fixed Displacement, Swash Plate Type)



SCS06 Compressor
(Scroll Type)



SV07 Compressor
(Vane Type)

■ Continuous Variable Displacement Type



7SBU16 Compressor
(Variable Displacement, Swash Plate Type)



7SEU16 Compressor
(External Signal-Controlled, Variable Displacement, Clutchless Type)

■ For Electric Vehicles



ES25 Electric Compressor
(Hermetic Scroll Type)

■ Auxiliary Car Heater



Viscous-Type Power Heater
(Vehicle Cabin Supplementary Heater)

Vehicle Division

Building Safe, Environment-Friendly Cars

Toyota Industries currently assembles the Vitz (Yaris in Europe), RAV4 and Corolla Sedan under consignment from TMC. The fuel-efficient, environmentally friendly Vitz is TMC's strategic small car in global markets. The RAV4 sport utility vehicle is exported to North America and Europe, while the Corolla Sedan is exported to North America.



Vitz
(Yaris in Europe)



RAV4



Corolla Sedan

Engine Division

From Small Cars to Large Industrial Vehicles

Toyota Industries manufactures diesel and gasoline engines ranging in capacity from 1500 to 5200cc. All the car engines we manufacture are sold to TMC and then fitted in TOYOTA cars. Developed together with TMC, our diesel engines for automobiles feature high power and light weight, as well as low noise and vibration. Superior in output and environmental impact, our industrial vehicle engines are fitted in forklift trucks and other industrial vehicles manufactured by TMHC.

■ **Diesel Engines**



1CD Diesel Engine
(Displacement: 2.0 Liters, Used in the RAV4 for Europe and Corolla)



1HD-FTE Diesel Engine
(Displacement: 4.2 Liters, Used in the Land Cruiser)

■ **Gasoline Engines**



2UZ Gasoline Engine
(Displacement: 4.7 Liters, Used in the Lexus LX470)



1FZ-FE Gasoline Engine
(Displacement: 4.5 Liters, Used in the Land Cruiser)

Electronics
Corporate Technical Center

The Corporate Technical Center carries out product planning, design and manufacture of products related mainly to power supply and communications. The Center manufactures DC-AC inverters that convert 12V DC car battery current to 100V AC (standard Japanese household current) and DC-DC converters fitted in TOYOTA Prius hybrid cars. It also develops and manufactures SS wireless modems.

Serving as Toyota Industries' R&D base, the Center is engaged in basic R&D in the materials field as well as research in the latest technologies, such as electronics.



DC-DC Converter for the Prius


GIGA WAVE

Spread Spectrum Radio Modem "GIGA WAVE"



DC-AC Inverter
(Pre-Installed Type)

Electronics
ST Liquid Crystal Display Corp.

ST Liquid Crystal Display Corp. ("ST-LCD"), established in October 1997 as a 50-50 joint venture with Sony Corporation ("Sony"), manufactures low-temperature polysilicon TFT-LCD panels. Taking advantage of Sony's superb LCD technology and Toyota Industries' expertise in quality control and manufacturing technology, ST-LCD produces high-quality, high-performance LCD panels on the unique Toyota Production System.

ST-LCD's panels are expected to create huge demand for a wide range of display device applications, including mobile phones, digital video and still cameras and personal digital assistants (PDAs).



Low-Temperature Polysilicon TFT-LCDs

Electronics
TIBC Corporation

TIBC Corporation ("TIBC") was formed in 1998 as a joint venture between Toyota Industries and Ibiden Co., Ltd. TIBC makes ball grid array (BGA) plastic package substrates, an indispensable component of PCs, mobile phones and video game systems. TIBC also manufactures flexible printed circuit (FPC) substrates for smart cards.



Ball Grid Array (BGA) Plastic Package Substrates



Flexible Printed Circuit (FPC) Substrates

Textile Machinery Division

Innovation and Creativity in the Global Textile Industry

Toyota Industries traces its roots back to Sakichi Toyoda's invention of the automatic loom over 75 years ago. Since then, we have developed and manufactured spinning, weaving and other textile machinery, which we have marketed to customers around the world. To stay ahead of ever-advancing market needs, the Textile Machinery Division is enhancing its products with the latest communications, mechatronics and other technologies. Toyota Industries is a global leader in the manufacture of air-jet looms, ring spinning frames and roving frames.

The Textile Machinery Division continues its commitment to customer satisfaction with a complete range of high-quality products that meet the needs of today's global textile industry.

■ Weaving Machinery



JAT710 Air-Jet Loom



LW600 Series Water-Jet Loom



Mackee Eagle
Sizing Machine for Spun Yarn



Filamaster Express 610
Sizing Machine for Filament Yarn

■ Spinning Machinery



RX240NEW Ring Spinning Frame



FL100 Roving Frame



DX8 Drawing Frame

Sub-Division
Machinery & Tools Sub-Division

Superior Press Die Manufacturing Technology



The Machinery & Tools Sub-Division designs and manufactures high-precision, high-quality automobile press dies for TMC. We will continue to contribute to TMC's business with press dies that offer excellent quality, cost efficiency and fast delivery times.

The Machinery & Tools Sub-Division manufactures various types of automobile press dies and distributes them to Toyota Industries' Vehicle Division and TMC.

Sub-Division
Mechatronics Engineering Sub-Division

Designing and Producing Manufacturing Equipment for Toyota Industries

Toyota Industries has promoted in-house manufacture of the all-important machining and assembly equipment. The Mechatronics Engineering Sub-Division designs and produces superior production equipment for Toyota Industries' divisions and Group companies, giving all of our businesses a competitive edge.





Equipment developed and manufactured by the Mechatronics Engineering Sub-Division is utilized by Toyota Industries' compressor business and ST-LCD, enhancing the productivity and competitiveness of these operations.

Major Developments in Toyota Industries' History



Founder

Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom, he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Automatic Loom Type G. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924

Toyoda Automatic Loom Type G invented by Sakichi Toyoda.

1920s

1926

Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929

Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1930s

1933

Automobile Division set up.

1934

A-type automobile engine completed.

1935

Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new-car-release exhibition in Shibaura, Tokyo.



1937

Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940s

1940

Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).



1944

Obu Plant starts operations, producing castings.

1949

Company stock listed on Tokyo, Osaka and Nagoya Stock Exchanges.

1950s

1952

Automobile engine (S-type gasoline engine) production starts.



1953

Kyowa Plant starts operations, producing engines and assembling automobiles.

1955

Vehicle Division set up.

1956

Forklift truck production starts.



1959

P-type gasoline engine production starts.

1960s

1960

Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.



1963

Dump truck production starts.

Friction welder production starts.

1964

J-type diesel engine production starts.



1967

Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.



Publica (van)

Electric counterbalanced forklift truck production starts.

1968

Open-end spinning machine production starts.



1970s

1970

Takahama Plant starts operations, producing industrial vehicles.

1971

Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle, and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974

6P-type compressor production starts.

1977

Swash plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978

Starlet (automobile) production starts.



Aerial lift equipment production starts.

1980s

1980

JA-type air-jet loom production starts.



1981

10P-type compressor production starts.



1982

Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985

Engine Division separates from Vehicle Division.

10PA-type compressor production starts.

1986

Company awarded the Deming Prize for quality control implementation.

X300 series forklift truck production starts.

1987

Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988

Toyota Industrial Equipment Mfg., Inc. ("TIEM") established in Columbus, Indiana, U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989

Michigan Automotive Compressor, Inc. ("MACI") established in Jackson, Michigan, U.S., as a joint venture with DENSO Corporation.

1990s

1990

Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.

1992

Materials Handling System Division set up.

Production starts on automated storage and retrieval systems.

JAT600 air-jet loom production starts.

1993

RX200 ring spinning frame production starts.

1994

X500 series internal combustion counterbalanced forklift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. ("TIK") established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995

Toyota Industrial Equipment, S.A. ("TIESA") established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB-type compressor production starts.

B500 electric counterbalanced forklift truck production starts.

Kirloskar Toyoda Textile Machinery Ltd. ("KTTM") established in India as a joint venture with the Kirloskar Group.

1996

JAT610 air-jet loom production starts.

RX240 ring spinning frame production starts.

1997

Compressor production at Kariya Plant reaches 100 million units.

6SE-type compressor production starts.

ST Liquid Crystal Display Corp. ("ST-LCD") established as a joint venture with Sony Corporation.

1998

TD Deutsche Klimakompressor GmbH ("TDDK") established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced forklift trucks introduced.



TIBC Corporation ("TIBC") established as a joint venture with Ibiden Co., Ltd. to produce plastic package substrates.

10S-type compressor production starts.

1999

Vitz (Yaris in Europe) production starts.



Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD-type diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced forklift trucks introduced.

2000s

2000

LW600 series water-jet loom production starts.

Company acquires BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks.

2UZ-type gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.

2001

GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 (SUV) production starts.

Name changed to Toyota Industries Corporation.

2002

Advanced Logistics Solutions Co., Ltd. ("ALSO") established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.

Toyota Motor Industries Poland Sp.zo.o. ("TMIP") established in Poland as a joint venture with Toyota Motor Corporation in order to produce diesel engines.

2003

Corolla Sedan production starts.

JAT710 air-jet loom production starts.



GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced forklift truck production starts.


TOYOTA

Company acquires Aichi Corporation, a manufacturer of special-purpose vehicles.

Corporate Organization *(As of July 1, 2003)*

- Corporate Auditors / Board of Corporate Auditors
  - Corporate Auditor's Office
- Board of Directors
- Management Committee
- Chairman
- President
- Business Operation Committee

- Corporate Center
  - President's Office
  - Corporate Planning Dept.
  - Business Reform Office
  - Audit Office
  - Business Planning Dept.
  - Advanced Logistics Project Office
  - BT Office
  - Investor Relations Office
  - Public Affairs Dept.
  - Finance Dept.
  - Global Human Resources Dept.
  - Quality Control Dept.
  - Osaka Office
- Business Support Center
  - Legal Dept.
  - Secretarial Dept.
  - General Administration Dept.
  - Employee Support Center
  - Technical Training Dept.
  - Accounting Dept.
  - Global Information Technology Dept.
  - Purchasing Dept.
  - Logistics Dept.
  - Safety, Health & Environment Dept.
  - Operations Management Consulting Dept.
  - Plant Engineering Dept.
  - Intellectual Property Dept.
  - Health Care Administration Center
- Tokyo Office

- Corporate Code of Conduct Council
- Export Supervisory Committee
- Environmental Committee
- Safety and Health Committee
- Stock Option Council
- Human Resources Development Committee
- Information Technology Promotion Committee
- Manufacturing Technique Promotion Committee
- Technical Committee

- TOYOTA Material Handling Company*
- Textile Machinery Division
- Compressor Division
- Vehicle Division
- Engine Division
- Corporate Technical Center
- Mechatronics Engineering Sub-Division
- Machinery & Tools Sub-Division

** TOYOTA Material Handling Company is a division of Toyota Industries Corporation, not a legally incorporated entity.*

Directors and Corporate Auditors *(As of June 27, 2003)*

Board of Directors



Chairman
Akira Yokoi*



President
Tadashi Ishikawa*



Executive Vice President
Shozo Nakayama*



Executive Vice President
Koichiro Noguchi*



Executive Vice President
Tetsuro Toyoda*

Senior Managing Directors

Shiro Endo*
Kazuhiko Takeuchi*
Norio Sato*
Masazumi Konishi*
Shinjiro Kamimura*
Tatsuo Matsuura*

Managing Directors

Iwao Katayama
Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda
Shoji Shimo
Yutaka Murodono
Ryoji Inoue
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki

** Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Itoh

Corporate Auditors

Iwao Isomura
Kosuke Shiramizu
Hiroshi Makino

Corporate Data *(As of March 31, 2003)*

Plants and Offices *(Parent Company)*

	Main Products	Number of Employees	Land Area (1,000 m^2)
Kariya Plant	Textile machinery, car air-conditioning compressors	1,720	171
Takahama Plant	Forklift trucks, materials handling systems	1,440	333
Nagakusa Plant	Automobiles	2,140	267
Kyowa Plant	Semiconductors, electronics equipment, press dies	918	161
Obu Plant	Parts for car air-conditioning compressors	383	148
Hekinan Plant	Engines	1,369	271
Higashichita Plant	Foundry parts	380	332
Higashiura Plant	Parts for car air-conditioning compressors	64	244
Head Office and Others		1,355	662
Total		**9,769**	**2,589**

Consolidated Subsidiaries

Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
TIBC Corporation	Aichi	¥3,250,000	60.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co.,Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	81.5%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
Taikoh Transportation Group *1 (5 companies)	–	–	–
SKE Inc.	Aichi	¥78,500	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	50.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Arti Inc.	Aichi	¥30,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	73.2%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc.	Aichi	¥20,000	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
Toyoda International Sweden AB *2 *3	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *2 (63 companies)	–	–	–
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *4	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *4	Columbus, Indiana, U.S.A.	US$60,000	100.0%
Toyota Material Handling USA, Inc. *4	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *4	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyota-Lift of Los Angeles, Inc. *4	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyoda Textile Machinery, Inc. *4	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota Industries Personnel Service of America, Inc.*4	Schaumburg, Illinois, U.S.A.	US$100	100.0%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Kirloskar Toyoda Textile Machinery Limited	Bangalore, Karnataka, India	Rs2,116,200	94.4%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP1,243	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	EUR75	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%

Unconsolidated Subsidiary Accounted for by the Equity Method

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
BT Industries Group *2 (2 companies*5)	–	–	–

Affiliates Accounted for by the Equity Method

Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
ST Liquid Crystal Display Corp.	Aichi	¥50,000,000	50.0%
Aichi Corporation	Aichi	¥8,542,545	34.0%

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
BT Industries Group *2 (14 companies)	–	–	–

*1 *Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. (parent company) and its four subsidiaries. Taikoh Transportation Co., Ltd. is headquartered in Aichi and capitalized at ¥83,985 thousand. Toyota Industries Corporation holds 50.2% of the outstanding shares of Taikoh Transportation Co., Ltd.*

*2 *BT Industries Group is composed of 79 subsidiaries and affiliates and is centered on the holding company BT Industries AB (headquartered in Mjölby, Sweden, capitalized at SEK560 million). Toyoda International Sweden AB holds 100.0% of the shares of BT Industries AB.*

*3 *Toyoda International Sweden AB changed its name to Toyota Industries Sweden AB in May 2003.*

*4 *Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc. and Toyota Industries Personnel Service of America, Inc.*
TAL personnel Service Inc. changed its name to Toyota Industries Personnel Service of America, Inc. in October 2002.

*5 *BT Industries AB temporarily holds more than a 50% share of the capital of two subsidiaries.*

Note: ¥-Japanese yen; SEK-Swedish krona; US$-U.S. dollar; EUR-Euro; Rs-Indian rupee; NOK-Norwegian krone; DKK-Danish krone; GBP-British pound

Investor Information (As of March 31, 2003)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

No par value
Authorized: 1,091,245,000 shares
Issued: 313,324,451 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya (Ticker Code : 6201)

Number of Shareholders

18,217

Independent Accountants

ChuoAoyama Audit Corporation
3-28-12, Meieki, Nakamura-ku, Nagoya-shi, Aichi-ken
450-8565, Japan

Transfer Agent

UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to 100-0005, Japan
Telephone: +81-(0)3-3287-2211

Percentage of Shareholders


9.7%
0.3%
15.9%
41.4%
32.7%
Domestic companies
Financial institutions
Indisivuals and others
Foreign investors
Securities companies

Major Shareholders

	Ownership Ratio of Voting Shares
Toyota Motor Corporation	24.73%
DENSO Corporation	9.26
The Master Trust Bank of Japan, Ltd.	7.50
Sumitomo Mitsui Banking Corporation	3.74
Custodial Trust Company	3.13
Nippon Life Insurance Company	3.05
Towa Real Estate Co, Ltd.	2.63
Mitsui Asset Trust and Banking Co., Ltd.	2.21
Mitsui Sumitomo Insurance Company, Limited	2.01
Toyota Tsusho Corporation	1.80

Common Stock Price Range (Tokyo Stock Exchange)

	FY2003		FY2002		FY2001		FY2000		FY1999	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥2,165**	**¥1,862**	¥2,770	¥2,355	¥2,435	¥1,950	¥2,350	¥2,050	¥2,455	¥2,170
2nd quarter	**2,005**	**1,770**	2,620	1,845	2,580	1,980	2,170	1,761	2,455	2,005
3rd quarter	**1,909**	**1,732**	2,165	1,766	2,305	1,922	2,250	1,880	2,130	1,880
4th quarter	**1,820**	**1,725**	2,210	1,823	2,575	2,100	2,320	1,870	2,195	1,941

Publications

Our *Corporate Brochure* and *Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (http://www.toyota-industries.com/)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
URL: http://www.toyota-industries.com/



This annual report is printed on recycled paper using soy ink to minimize the impact on the environment.

PRINTED WITH SOY INK

Printed in Japan